HENDERSON LAND DEVELOPMENT COMPANY LIMITED
恒基兆業地產有限公司

Interim Report 中期報告
2003/2004



Interim Report 2003/2004

HENDERSON LAND DEVELOPMENT COMPANY LIMITED

Interim Results and Dividend

The Board of Directors announces that for the six months ended 31st December, 2003, the unaudited consolidated net profit of the Group after taxation and minority interests amounted to HK$1,052 million, representing an increase of 12% as compared with the restated net profit recorded in the same period of the previous financial year. Earnings per share was HK$0.60.

The Board has resolved to pay an interim dividend of HK$0.35 per share to shareholders whose names appear on the Register of Members of the Company on 21st April, 2004.

Management Discussion and Analysis

BUSINESS REVIEW

Property Sales

During the period under review, the local economy made a gradual recovery from its trough level. Benefiting from the gradual recovery of consumer confidence following the elimination of the Severe Acute Respiratory Syndrome ("SARS"), the effect on the local economy resulting from the Closer Economic Partnership Arrangement ("CEPA") and Individual Visit Scheme that were initiated by the central government, the local property market, in light of government land policies emerging gradually with more clear objectives and a turn for market-driven emphasis, made a marked recovery. Further, the drop in value of the local currency alongside with the decline of the U.S. Dollars also highlights the relative attractiveness of local properties to foreign investors from certain overseas regions. As at the end of last year, property prices and property sale activities both recorded significant increase as compared with the situation in mid-2003 and this is particularly applicable to luxury residential properties. During the six-month period which ended on 31st December, 2003, approximately 1,000 units attributable to the Group and all being units from the Group's completed projects were sold for total sales proceeds amounting to approximately HK$2.1 billion.

The following development projects were completed in the first half of the financial year:

Location of Properties	Name of Building	Group's Interest (%)	Gross Floor Area (sq.ft.)
Hong Kong			
1. 8 Fuk Lee Street	Metro Harbour View - Phase 2 (Residential)	73.02	514,075
2. 250 Shau Kei Wan Road	Scenic Horizon	18.13	9,937
		Total attributable interest:	524,012

The Group has commenced sale of the following major development projects:

Location of Properties	Name of Building	Group's Interest (%)	Gross Floor Area of the project attributable to the Group (sq.ft.)
Hong Kong			
1. 28 Lo Fai Road Tai Po	Casa Marina I	100.00	226,561
2. 1 Lo Ping Road Tai Po	Casa Marina II	100.00	182,545
3. 1-98 King's Park Hill Road	King's Park Hill	62.14	149,828
4. 3 Seymour Road	Palatial Crest	63.35	117,384
5. 8 Hung Lai Road	Royal Peninsula	50.00	739,276
6. 99 Tai Tong Road Yuen Long	Sereno Verde - Phases 1 & 2 - Phases 3 & 4 (La Pradera)	44.00	502,219
7. 933 King's Road	Royal Terrace	100.00	138,373
8. Tseung Kwan O Town Lot Nos. 57 & 66	Park Central - Phases 1 & 2	24.63	722,352
9. 2 Kwun Tsing Road So Kwun Wat, Castle Peak Road	Aegean Coast	25.00	312,390
10. 8 Fuk Lee Street	Metro Harbour View - Phases 1 & 2 (Residential)	73.02	1,054,567
11. 3 Kwong Wa Street	Paradise Square	100.00	159,212

Landbank

During the period under review, the Group mainly focused on application for land-use conversion of its agricultural land holdings and continuing its negotiations with the Government on fixing land conversion premium for certain agricultural land lots of the Group. The site that is situate in Wu Kai Sha, Shatin was approved for conversion with maximum permitted plot ratio for residential development of 3 times that amounts to a total gross floor area of approximately 3,500,000 sq. ft., of which approximately 1,400,000 sq. ft. is attributable to the Group. Plot ratio of the land lots situate at Ng Uk Tsuen in Sheung Shui had received approval for increase from 3.3 times to 5 times, with development gross floor area attributable to the Group increased to approximately 220,000 sq. ft. and agreement was reached with the Government on fixing the land modification premium. Furthermore, application for lease modification has also been made on a nearby agricultural land lot of the Group that could develop into approximately 150,000 sq. ft. in attributable gross floor area. In addition, application for land exchange had been made in respect of the second phase of Tai Tong Road project in Yuen Long that will become a development with a total gross floor area of approximately 640,000 sq. ft., of which approximately 440,000 sq. ft. is attributable to the Group. As for the agricultural land lots located in Lam Tei, Tuen Mun, which has a total site area of 84,000 sq. ft., application has already been made for conversion of the land usage of this site into development land with plot ratio of 2.1 times and this development will result in 170,000 sq. ft. in residential gross floor area attributable to the Group. The agricultural land lot located at Wo Hing Road in Fanling being of 170,000 sq. ft. in area is expected to be developed with a total residential gross floor area of approximately 580,000 sq. ft. attributable to the Group. Further, proposal will be made in respect of an agricultural land lot located at Fanling (North) District on Ma Sik Road that has a site area of approximately 700,000 sq. ft. for attaining a residential development plot ratio to 5 times. Upon approval by the Government, this project will bring about residential gross floor area attributable to the Group of approximately 3,000,000 sq. ft.. The timetable of this development is however dependent on the progress of the Fanling (North) Strategic Development Area planning which is currently undertaken by the Government.

During the period under review, the Group had obtained approval from the Town Planning Board to change the land use of several development sites for hotel development purpose which will totally provide approximately 5,500 hotel rooms upon completion. The redevelopment of the old shipyard sites at Yau Tong Bay in Kowloon had obtained the environmental permit for the relevant reclamation work of this project. Construction for this project will however commence at a later time pending government approval on land-use modification issues and payment of the relevant land premium. This project is planned to be developed into 38 residential towers with a total gross floor area of approximately 9,700,000 sq. ft., of which approximately 1,720,000 sq. ft. is attributable to the Group. Further, lease modification premium had been agreed with the Government in respect of the old staff-quarters site at Tai Kok Tsui that is owned by the listed associate of the Group, Hong Kong Ferry (Holdings) Company Limited, which will be developed into a commercial-cum-residential project of approximately 320,000 sq. ft. in gross floor area. This associated company of the Group had also acquired a commercial-cum-residential property site of 6,000 sq. ft. in land area at Tong Mi Road in Mongkok which will be developed into a project of approximately 53,000 sq.ft. in gross floor area. Furthermore, application for lease modification had also been made in respect of the property located at No. 6 Cho Yuen Street in Yau Tong, Kowloon, with total development footage of approximately 150,000 sq. ft. in gross floor area.

As at the end of the period under review, the total development land bank attributable to the Group amounted to approximately 18 million sq. ft. in gross floor area. In addition, the Group also held agricultural land lots of approximately 22 million sq. ft. in terms of total site area.

Property Rental

During the period under review, the total rental income of the Group amounted to approximately HK$1,096 million, which was similar to that recorded in the corresponding period of the previous financial year. During the first half of the current financial year, the average occupancy level of the core rental properties of the Group was maintained at approximately 94%, being almost at the same level as that recorded in the corresponding period of the previous financial year. As business turnover for tenants in the retail rental properties registered significant improvement, rental rates for new and renewal tenancy agreements contracted by the Group were also recorded at a higher level.

The Group and its associate, The Hong Kong and China Gas Company Limited, together owned 47.5% of the International Finance Centre project which is located at the Airport Railway Hong Kong Station. The 88-storey office tower in the second phase of this project, Two IFC, was completed in May 2003. Presently, the IFC Mall and Two IFC have been 80% and 70% let respectively.

As at the end of the period under review, the rental property portfolio of the Group totally amounted to 7.9 million sq. ft.. Under the favourable condition of increasing local investment and strengthening confidence that induce consumer spending as well as sustained economic growth in Mainland China, it is anticipated that both rental income and occupancy levels of retail and office rental properties will benefit and continue to show improvement.

Construction and Property Management

The construction arms of the Group, namely, E Man, Heng Tat, Heng Shung and Heng Lai had recently completed some of the major developments such as Metro Harbour View, Beverly Hills, Sereno Verde and other major developments completed together with its joint venture company such as Aegean Coast, Two International Finance Centre, all of which were well received with favourable positive comments. This has once again demonstrated its unparalleled capabilities in managing large-scale complex projects.

Hang Yick and Well Born, the wholly-owned subsidiaries of the Group, provide high quality property management services for the properties developed by the Group as well as for residential units of the Housing Department and also for private housing estates. They have been awarded international standard accreditation of ISO9001, ISO14001 and OHSAS18001 and have recently adopted a new integrated management system ("IMS") to maintain the management quality and efficiency. By the activities of on-job training, volunteer, environmental protection, occupational safety and health and Theme of the Year, they have continuously enhanced staff quality, service levels and mission of devotion to society. During the 2002-2003 Year of Team Spirit, they have actively involved in various community activities. They have obtained 60 open awards from July to December 2003 including the highest awards of 2003 Hong Kong Eco-Business Grand Award - Green Property Management for four consecutive years, the Employers Gold Star Award - Platinum Award for three consecutive years and so on.

Henderson Investment Limited

The consolidated profit of this group for the six months ended 31st December, 2003 amounted to HK$822 million, representing an increase of 6% over that recorded in the corresponding period of the previous financial year. During the period under review, the total gross rental income of this group amounted to approximately HK$315 million, showing an increase of 3% as compared to that recorded in the corresponding period of the previous financial year with average occupancy level of the major rental properties of this group being recorded at approximately 94%. The Newton Hotel Hong Kong and the Newton Hotel Kowloon of this group recorded an average occupancy level of 90% during the period under review whilst the room tariffs had been kept at a relatively low level. On the other hand, the retailing business of this group which is operated under its Citistore outlets, benefitted from the Individual Visit Scheme and CEPA that were initiated by the central government and recorded an increase in turnover during the period under review as compared to that recorded in the corresponding period of the previous financial year.

Megastrength Security Services Company Limited is wholly owned by this group and provides comprehensive professional security management services which include the provision of security guards, security services for property premises, crisis management and contingency planning services as well as security services in shopping centres and quality hotels. Business of this company has further developed with its operating profit continued to increase.

China Investment Group Limited, being a 64% owned subsidiary of this group, reported a profit of HK$69.7 million in the six-month period ended 31st December, 2003. During the period under review, this company transferred the operating and management rights of two toll bridges located in Tianjin to the local municipal government and approximately HK$104 million in profit before tax was derived after a corresponding adjustment was made in the relevant accounting policy. However, a toll road of this company located in Fenghua, Zhejiang Province, recorded approximately HK$54 million in impairment loss on assets.

Associated Companies

The Hong Kong and China Gas Company Limited recorded profit attributable to shareholders that amounted to HK$3,051 million in the financial year ended 31st December, 2003, representing an increase of HK$3 million as compared to that recorded in the previous financial year. As at the end of 2003, the number of customers reached 1,520,166, an increase of over 49,400 customers over the previous year. Since the fourth quarter of 2003, the West-to-East gas pipeline has gradually started supplying gas to Eastern China; and natural gas supply to the other areas along the pipeline's route will also start from 2005 onwards, thus helping to drive rapid growth in commercial, industrial and residential gas consumption. This group continues to expand its foothold on the mainland and invest in natural gas projects as a long-term strategic priority for its core business development. In 2003, this group particularly focused on developing its mainland business within the economically prosperous regions of Guangdong, Eastern China, Shandong and Central China where natural gas supply is imminent; the group has thus far concluded 24 city piped-gas joint venture projects on the mainland, including those undertaken in sizeable cities such as Shenzhen, Nanjing, Wuhan and Jinan. In line with this group's development strategy, it has established Hong Kong & China Gas Investment Limited as an investment holding company to manage the development of this group's mainland business. In 2003, the group continued to be rated as one of Hong Kong's top ten leading companies in the Far Eastern Economic Review survey of Asian businesses.

In Hong Kong, several substantial pipe-laying projects undertaken by this group are at the planning stage or are currently in progress, and these gas supply pipe-laying projects are extended to eastern New Territories and the international theme park on Lantau Island. On the property development front, this group has 15% interest in the Airport Railway Hong Kong Station development project, and the office towers and shopping mall in Phase One as well as in Phase Two of the International Finance Centre had been completed by stage and put up for lease. The mixed-use hotel development portion of this project which is expected to be completed by the end of 2004 will be managed by Four Seasons Hotels and Resorts. The Sai Wan Ho project in which this group holds 50% interest is expected to be completed in 2005, providing 2,020 residential units. Further, the Ma Tau Kok South Plant site is being developed into five residential apartment buildings, providing a total gross floor area of approximately 1.1 million sq. ft. upon its scheduled completion in 2006. It is envisaged that steady growth will be maintained by this group in 2004.

Hong Kong Ferry (Holdings) Company Limited reported a consolidated profit after taxation for the year ended 31st December, 2003 amounting to approximately HK$265 million, representing a decrease of 22% as compared to that recorded in 2002. During the year under review, profit from sale of residential units of Metro Harbour View remained to be the primary source of income to this group. The entire development project, including the commercial arcade, had been completed in the latter half of 2003. This group has recently accepted the land premium offer in the amount of approximately HK$390 million for No. 222 Tai Kok Tsui Road and soon after the related procedures are completed, construction work will commence on this site to develop a total gross floor area of 320,000 sq. ft.. Further, the site located at Nos. 43-51A Tong Mi Road which was acquired by this group in October 2003 will be developed into a residential-cum-commercial building with a total gross floor area of approximately 53,000 sq. ft.. The total investment amount of this project is around HK$120 million and it is expected to be completed at the end of 2005.

Miramar Hotel and Investment Company, Limited recorded HK$97 million in unaudited profit attributable to shareholders for the six months ended 30th September, 2003, representing an increase of 11.5% over that recorded in this corresponding period of the previous financial year. Although the different business operations of the group recorded varied degree of decline in sales during the period when the Hong Kong economy was adversely affected by SARS epidemic, yet it could then immediately take measures to counter the negative impact by offering a number of promotional privileges to attract local customers to its hotel as well as food and beverage outlets, and at the same time undertook various extra stringent cost control measures to minimize decline in its profit effectively. Satisfactory land sales in the United States during the period under review also made positive profit contribution to this group. It is envisaged that the core business operations of this group will benefit from the gradual recovery of the economy and tourist industry of Hong Kong.

Henderson China Holdings Limited

For the six months ended 31st December, 2003, the unaudited consolidated net loss of this group after taxation and minority interests amounted to HK$32 million, compared to a net loss of HK$104 million that was recorded in the corresponding period of the previous financial year. The outbreak of SARS in the first half of 2003 adversely affected tourism and consumer spending in Mainland China, but the market rebounded rapidly in the second half of the year and demand for Grade A office as well as retail shopping properties showed a marked increase. Several residential development projects of this group that were previously completed had been sold out during the period under review, whilst the joint venture development project of Lexi New City Phase IX was also more than 70% sold.

During the period under review, construction work of Office Tower II of The Grand Gateway project in Shanghai had made satisfactory progress. Plans for the sale and leasing of this project are at present being actively reviewed by this group and preliminary discussions have already been initiated with several institutions. Also, this group has actively pursued with the preparation for development of a number of sites. The large-scale comprehensive property development project in the Chao Yang District in Beijing and the commercial-cum-residential development project located at 210 Fangcun Avenue, Fangcun District in Guangzhou are expected to commence construction within this year.

This group will acquire quality development sites when suitable opportunities arise and steps will also be taken to attain an optimal mix in respect of the land bank holdings of this group. Apart from adding pace to its property development efforts, emphasis will also be made on expanding the recurrent rental income of this group in order to enhance overall return.

Henderson Cyber Limited

Henderson Cyber Limited reported loss attributable to shareholders of approximately HK$11 million for the six months ended 31st December, 2003, showing a slight improvement as compared with that for the corresponding period of the previous financial year. During the period, the group actively implemented its marketing strategy to continue to expand the iCare broadband and Internet services, IDD telephone services and retail businesses, with users and subscribers of such various services grew to a total of 358,000 as at the end of December, 2003; these business operations represent the major source of income for this group.

Share Placement by Henderson Land

On 6th October, 2003, the Group placed 92,440,000 shares in Henderson Land Development Company Limited at a price of HK$32.45 per share through a share placement arrangement ("Share Placement") and received a net amount of approximately HK$2,954 million in aggregate after expenses. One-third of such proceeds was planned to be applied to hotel developments that are catered to the mainland visitors travelling to Hong Kong, with the remaining two-thirds of the proceeds to be used for its acquisition of new development land and making payment to the Government in settlement of land use conversion premium, as well as for the general working capital use of the Group.

Corporate Finance

The Group possesses abundant banking facilities to fund its future business development. In July 2003, the Group cancelled a HK$1 billion syndicated loan facility in advance of the original maturity date. During the period under review, the Group has taken advantage of the low interest rates and locked in interest period of one year or longer at different time intervals, with an objective to control the borrowing cost. for the Group. Apart from banking facilities of a relatively small proportion which were raised in Renminbi, funding facilities are obtained in Hong Kong Dollars and the Group's exposure to foreign exchange risk is therefore extremely small. During the period under review, the Group did not make use of any derivative instruments for speculative purpose.

PROSPECTS

As the local economy embarks on a recovery path, the local property market has made steady improvement admidst the development of favourable factors and economic benefits deriving from the implementation of CEPA and increase in tourists arrival under the Individual Visit Scheme at a time when local interest rates are maintained at current low levels. These will all benefit the property development and property leasing business of the Group. At present, plans are made by the Group for the pre-sale launch of the large-scale residential development project in Sai Wan Ho. This development will provide 2,020 residential units and will be the only sizeable new residential property development in the eastern district of the Hong Kong Island over the coming three years. Further, the Group is making preparation for the sale of its residential development project in Lam Tei, Tuen Mun with 1,576 units which will be set admidst an open greenery surrounding. Access to this project will be further enhanced after the West Rail comes into operation. This project will fit in well with the demand of new home purchasers.

With regard to the rental property market, the demand for Grade A office and retail property premises has seen an increase and this has led to significant improvement recorded for leasing rates and occupancies. The Group holds close to 8 million sq. ft. of rental properties, most of which are retail shopping centres and high-grade office buildings located at the heart of downtown area or situate along the mass railway network with heavy pedestrian traffic and such rental property portfolio will bring in steady and increasing rental income to the Group. Moreover, profit contributions from the Group's listed associated companies, which include The Hong Kong and China Gas Company Limited, Hong Kong Ferry (Holdings) Company Limited and Miramar Hotel and Investment Company, Limited, will in the long term provide as a stable source of profit to the Group. Further, new development projects of the Group such as the development projects located at Sai Wan Ho and Lam Tei are expected to generate higher return to the Group due to the relatively low development costs.

It is envisaged that the supply of newly completed residential properties will decrease in the next two years whereas market demand will continue to rise. It is therefore anticipated that local property prices will maintain its upward path over the next few years, and this will be particularly applicable to luxury residential properties. The Group will get hold of such market opportunities to actively increase its development land bank and aim to conclude negotiation with the Government on the fixing of land modification premium for urban sites and land conversion premium for agricultural sites. Further, the Group will also participate in pursuing the tender for the West Kowloon Cultural District project as well as other large-scale development sites. As a further step taken to prepare for expansion of its business, the Group had, in February, 2004, launched a convertible bond issue in the amount of HK$5.75 billion with 2-year tenor which was given an A- credit rating by Standard and Poors. In the absence of unforeseen circumstances, it is anticipated that the performance of the Group will show satisfactory growth in the current financial year.

Condensed Interim Financial Statements

Consolidated Profit and Loss Account - unaudited

	Notes	For the six months ended 31st December, 2003 HK$'000	2002 restated HK$'000
Turnover	2	**3,499,562**	4,706,521
Direct costs		**(2,340,610)**	(3,299,368)
		1,158,952	1,407,153
Other revenue	3	**50,860**	193,657
Other net income	3	**119,388**	9,783
Selling and marketing expenses		**(183,471)**	(160,984)
Administrative expenses		**(295,479)**	(331,999)
Other operating expenses	4	**(44,702)**	(303,689)
Profit from operations	2	**805,548**	813,921
Finance costs	6(a)	**(20,042)**	(71,969)
Non-operating income/(expenses)	5	**59,155**	(78,163)
		844,661	663,789
Share of profits less losses of associates		**638,518**	761,900
Share of profits less losses of jointly controlled entities		**52,302**	(54,315)
Profit from ordinary activities before taxation	6	**1,535,481**	1,371,374
Taxation	7	**(246,180)**	(246,161)
Profit from ordinary activities after taxation		**1,289,301**	1,125,213
Minority interests		**(237,099)**	(189,662)
Profit attributable to shareholders		**1,052,202**	935,551
Interim dividend declared after the interim period end	8(a)	**635,103**	602,749
Earnings per share	9	**HK$0.60**	HK$0.54

The notes on pages 14 to 30 form part of the condensed interim financial statements.

Condensed Interim Financial Statements

Consolidated Balance Sheet

	Notes	At 31st December, 2003 unaudited HK$'000	At 30th June, 2003 restated HK$'000
Non-current assets			
Fixed Assets	10		
- Investment properties		**29,340,284**	29,312,429
- Other fixed assets		**6,896,204**	5,950,553
		36,236,488	35,262,982
Interest in associates		**14,416,841**	14,444,820
Interest in jointly controlled entities		**7,107,834**	6,067,951
Investments in securities		**349,170**	816,987
Properties held for development		**3,924,042**	4,489,424
Instalments receivable		**1,493,046**	1,588,079
Accounts receivable		**141,814**	—
Deferred tax assets		**126,297**	133,607
		63,795,532	62,803,850
Current assets			
Leasehold land		**3,390,576**	3,424,887
Properties under development		**5,868,780**	7,213,562
Properties held for resale		**40,700**	40,700
Completed properties for sale	11	**5,681,097**	5,760,380
Inventories		**52,144**	48,549
Investments in securities		**501,900**	211,269
Amounts due from customers for contract work		**30,250**	166,540
Deposits for acquisition of properties		**1,121,855**	368,821
Loans receivable		**78,689**	901,459
Debtors, prepayments and deposits	12	**1,252,350**	1,240,165
Instalments receivable	13	**381,885**	430,109
Cash held by stakeholders		**1,995**	69,102
Pledged bank deposits		**20,205**	20,205
Cash and cash equivalents	14	**2,218,028**	2,362,589
		20,640,454	22,258,337

Condensed Interim Financial Statements

Consolidated Balance Sheet (cont'd)

	Notes	At 31st December, 2003 unaudited HK$'000	At 30th June, 2003 restated HK$'000
Current liabilities			
Bank loans and overdrafts			
- secured		**59,370**	45,756
- unsecured		**3,451,625**	1,499,339
Unsecured other loans		**26,320**	—
Obligations under finance leases		**—**	47
Forward sales deposits received		**371**	519,830
Rental and other deposits		**375,747**	377,032
Creditors and accrued expenses	15	**1,600,432**	1,635,699
Taxation		**293,281**	392,221
		5,807,146	4,469,924
Net current assets		**14,833,308**	17,788,413
Total assets less current liabilities		**78,628,840**	80,592,263
Non-current liabilities			
Bank loans			
- secured		**183,423**	213,729
- unsecured		**7,624,600**	9,634,945
Unsecured other loans		**—**	26,320
Land premium		**16**	17
Deferred tax liabilities		**870,867**	853,000
Amounts due to fellow subsidiaries		**681,126**	3,707,833
		9,360,032	14,435,844
		69,268,808	66,156,419
Minority interests		**(13,088,216)**	(13,175,809)
		56,180,592	52,980,610
Capital and reserves			
Share capital	16	**3,629,160**	3,444,280
Share premium	17	**11,157,446**	8,387,915
Capital reserves	18	**1,617,625**	1,617,597
Investment property revaluation reserve	19	**8,562,612**	8,552,682
Retained profits	20	**31,213,749**	30,978,136
		56,180,592	52,980,610

The notes on pages 14 to 30 form part of the condensed interim financial statements.

Condensed Interim Financial Statements

Condensed Consolidated Statement of Changes in Equity - unaudited

	Notes	For the six months ended 31st December, 2003 HK$'000	2002 restated HK$'000
Shareholders' equity at 1st July			
- as previously reported		**53,865,903**	56,851,627
- effect of adopting revised SSAP 12	1	**(885,293)**	(717,465)
- effect of adopting SSAP 34		**—**	(56,572)
- as restated		**52,980,610**	56,077,590
Surplus/(deficits) on revaluation of properties			
- investment properties	19	**8,888**	(1,755,468)
- other properties		**—**	(177,487)
Net gains/(losses) not recognised in the profit and loss account		**8,888**	(1,932,955)
Net profit for the period		**1,052,202**	935,551
Dividend approved and paid during the period	8(b)	**(816,561)**	(774,963)
Issue of shares	16	**184,880**	—
Net share premium received	17	**2,769,531**	—
Investment property revaluation reserve realised during the period	19	**1,042**	(9,225)
		3,199,982	(1,781,592)
Shareholders' equity at 31st December		**56,180,592**	54,295,998

The notes on pages 14 to 30 form part of the condensed interim financial statements.

Condensed Interim Financial Statements

Condensed Consolidated Cash Flow Statement - unaudited

	For the six months ended 31st December,	
	2003	2002
	HK$'000	HK$'000
Net cash (used in)/from operating activities	**(1,630,707)**	1,742,410
Net cash (used in)/from investing activities	**(68,334)**	369,734
Net cash from/(used in) financing activities	**1,601,418**	(1,506,770)
Net (decrease)/increase in cash and cash equivalents	**(97,623)**	605,374
Cash and cash equivalents at 1st July	**2,210,476**	1,114,190
Cash and cash equivalents at 31st December	**2,112,853**	1,719,564
Analysis of balances of cash and cash equivalents		
Investments in securities	**1,321**	—
Cash and cash equivalents in the balance sheet	**2,218,028**	1,860,636
Bank overdrafts	**(106,496)**	(141,072)
	2,112,853	1,719,564

Notes to the Condensed Interim Financial Statements (unaudited)

1 BASIS OF PREPARATION

The condensed interim financial statements are unaudited but have been reviewed by the Audit Committee.

The condensed interim financial statements have been prepared in accordance with the requirements of the Main Board Listing Rules of The Stock Exchange of Hong Kong Limited, including compliance with Statement of Standard Accounting Practice ("SSAP") 25 "Interim financial reporting" issued by the Hong Kong Society of Accountants.

The principal accounting policies and basis of preparation used in the preparation of these condensed interim financial statements are the same as those used in the Group's audited financial statements for the year ended 30th June, 2003, except for the SSAP 12 (Revised) "Income taxes" which is effective and has been adopted for the first time in preparation of the current period's condensed consolidated financial statements.

On the adoption of the SSAP 12 (Revised) "Income taxes", deferred taxation is provided in full, using the liability method, on the temporary differences arising between the tax bases of assets / liabilities and their carrying amounts in the accounts with limited exceptions. Deferred taxation is determined by reference to the taxation rate enacted or substantively enacted on the balance sheet date.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

In previous years, deferred taxation was provided using the liability method in respect of the taxation effect arising from all material timing differences between the accounting and tax treatment of income and expenditure, which were expected with reasonable probability to crystallise in the foreseeable future. Future deferred tax benefits were not recognised unless their realisation was assured beyond reasonable doubt. The adoption of the revised SSAP 12 represents a change in accounting policy, which has been applied retrospectively so that the comparative figures have been restated to conform the changed policy. The shareholders' equity as at 1st July, 2003 was restated and decreased by HK$885,293,000 which comprised decrease in retained profits of HK$890,273,000 and increase in investment property revaluation reserve of HK$4,980,000 (as at 1st July, 2002: the shareholders' equity was decreased by HK$717,465,000, which comprised decrease in retained profits of HK$688,770,000 and investment property revaluation reserve of HK$28,695,000). The effect of change to income tax for the six months ended 31st December, 2003 is an increase in the charge of HK$36,058,000 (31st December, 2002: HK$82,885,000).

Notes to the Condensed Interim Financial Statements (unaudited)

2 SEGMENTAL INFORMATION

The analysis of the Group's revenue and results by business segment during the periods are as follows:

Business segments:

Property development	—	the development and sale of properties
Property leasing	—	the leasing of properties
Finance	—	the provision of financing
Building construction	—	the construction of building works
Infrastructure	—	the investment in infrastructure projects
Hotel operation	—	hotel operations and management
Department store operation	—	department store operations and management
Others	—	investment holding, project management, property management, agency services, provision of cleaning and security guard services and provision of information technology services

For the six months ended 31st December, 2003

	Property development HK$'000	Property leasing HK$'000	Finance HK$'000	Building construction HK$'000	Infrastructure HK$'000	Hotel operation HK$'000	Department store operation HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
Turnover	1,483,973	997,857	55,903	487,206	98,450	57,614	62,470	256,089	–	3,499,562
Other revenue	60	1,223	3,068	725	6,566	–	375	33,568	–	45,585
External revenue	1,484,033	999,080	58,971	487,931	105,016	57,614	62,845	289,657	–	3,545,147
Inter-segment revenue	–	96,592	1,158	282,225	–	–	–	15,126	(395,101)	–
Total revenue	1,484,033	1,095,672	60,129	770,156	105,016	57,614	62,845	304,783	(395,101)	3,545,147
Segment result	10,039	687,769	51,254	38,340	69,731	(3,577)	2,485	42,650		898,691
Inter-segment transactions	6,591	(45,004)	(1,158)	(13,157)	–	24,906	8,196	(6,780)		(26,406)
Contribution from operations	16,630	642,765	50,096	25,183	69,731	21,329	10,681	35,870		872,285
Bank interest income										5,275
Unallocated operating expenses net of income										(72,012)
Profit from operations										805,548
Finance costs										(20,042)
Non-operating income										59,155
										844,661
Share of profits less losses of associates and jointly controlled entities										690,820
Taxation										(246,180)
Minority interests										(237,099)
Profit attributable to shareholders										1,052,202

Notes to the Condensed Interim Financial Statements (unaudited)

2 SEGMENTAL INFORMATION (cont'd)

For the six months ended 31st December, 2002 (restated)

	Property development HK$'000	Property leasing HK$'000	Finance HK$'000	Building construction HK$'000	Infrastructure HK$'000	Hotel operation HK$'000	Department store operation HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
Turnover	2,600,967	1,015,700	96,898	455,642	112,648	63,249	61,873	299,544	–	4,706,521
Other revenue	876	1,364	290	352	85	–	298	169,674	–	172,939
External revenue	2,601,843	1,017,064	97,188	455,994	112,733	63,249	62,171	469,218	–	4,879,460
Inter-segment revenue	–	74,630	1,416	749,454	–	–	–	12,946	(838,446)	–
Total revenue	2,601,843	1,091,694	98,604	1,205,448	112,733	63,249	62,171	482,164	(838,446)	4,879,460
Segment result	(75,586)	643,056	99,282	71,510	74,662	(2,786)	(544)	234,112		1,043,706
Inter-segment transactions	31,721	(54,913)	(1,416)	(52,342)	–	26,753	9,024	(6,672)		(47,845)
Contribution from operations	(43,865)	588,143	97,866	19,168	74,662	23,967	8,480	227,440		995,861
Bank interest income										20,718
Unallocated operating expenses net of income										(202,658)
Profit from operations										813,921
Finance costs										(71,969)
Non-operating expenses										(78,163)
										663,789
Share of profits less losses of associates and jointly controlled entities										707,585
Taxation										(246,161)
Minority interests										(189,662)
Profit attributable to shareholders										935,551

Notes to the Condensed Interim Financial Statements (unaudited)

2 SEGMENTAL INFORMATION (cont'd)

Geographical segments:

For the six months ended 31st December, 2003

	Hong Kong HK$'000	PRC HK$'000	Consolidated HK$'000
Turnover	**3,323,362**	**176,200**	**3,499,562**
Other revenue (excluding bank interest income)	**36,589**	**8,996**	**45,585**
External revenue	**3,359,951**	**185,196**	**3,545,147**

For the six months ended 31st December, 2002

	Hong Kong HK$'000	PRC HK$'000	Consolidated HK$'000
Turnover	4,457,211	249,310	4,706,521
Other revenue (excluding bank interest income)	170,237	2,702	172,939
External revenue	4,627,448	252,012	4,879,460

3 OTHER REVENUE AND OTHER NET INCOME

	For the six months ended 31st December, 2003 HK$'000	2002 HK$'000
Other revenue:		
Interest income	**10,743**	24,727
Others	**40,117**	168,930
	50,860	193,657
Other net income:		
Profit/(loss) on disposal of investments in securities	**1,262**	(253)
Profit/(loss) on disposal of fixed assets		
- bridges	**104,332**	—
- others	**(681)**	(497)
Others	**14,475**	10,533
	119,388	9,783

Notes to the Condensed Interim Financial Statements (unaudited)

4 OTHER OPERATING EXPENSES

	For the six months ended 31st December,	
	2003	2002
	HK$'000	HK$'000
Provisions on property projects	—	257,620
Bad debts written off	**6,794**	37,836
Others	**37,908**	8,233
	44,702	303,689

5 NON-OPERATING INCOME/(EXPENSES)

	For the six months ended 31st December,	
	2003	2002
	HK$'000	HK$'000
Unrealised holding gain/(loss) on investments in securities	**132,988**	(39,711)
Impairment loss on toll highway operating rights, property, plant and equipment recognised	**(53,614)**	(14,318)
Amortisation of goodwill	**(21,363)**	(22,000)
Others	**1,144**	(2,134)
	59,155	(78,163)

Notes to the Condensed Interim Financial Statements (unaudited)

6 PROFIT FROM ORDINARY ACTIVITIES BEFORE TAXATION

The consolidated profit from ordinary activities before taxation for the period is arrived at after charging/(crediting):

(a) Finance costs:

	For the six months ended 31st December,	
	2003	2002
	HK$'000	HK$'000
Interest on borrowings	**132,291**	190,267
Other borrowing costs	**23,556**	56,471
	155,847	246,738
Less: Amount capitalised *		
- interest	**(114,036)**	(133,152)
- other borrowing costs	**(21,769)**	(41,617)
	20,042	71,969

* The borrowing costs have been capitalised at rates ranging from 0.68% to 1.75% (2002: from 1.58% to 2.38%) per annum.

(b) Items other than those separately disclosed in notes 3 to 6(a):

	For the six months ended 31st December,	
	2003	2002
	HK$'000	HK$'000
Amortisation and depreciation	**44,486**	51,041
Less: Amount capitalised	**(12)**	(40)
	44,474	51,001
Staff cost**	**371,455**	404,637
Less: Amount capitalised	**(10,036)**	(15,206)
	361,419	389,431
Cost of sales		
- completed properties for sale	**1,343,064**	2,237,495
- inventories	**69,555**	99,660

** Certain part of the Group's staff cost were relating to direct costs.

Notes to the Condensed Interim Financial Statements (unaudited)

7 TAXATION

Taxation in the consolidated profit and loss account represents:

	For the six months ended 31st December,	
	2003	2002 restated
	HK$'000	HK$'000
The Group		
Hong Kong - profits tax	**75,446**	92,182
Hong Kong - deferred taxation	**1,322**	54,726
Outside Hong Kong - profits tax	**8,477**	2,250
Outside Hong Kong - deferred taxation	**23,855**	11,612
Share of associates' taxation	**135,186**	84,764
Share of jointly controlled entities' taxation	**1,894**	627
	246,180	246,161

Provision for Hong Kong profits tax has been made at 17.5% (2002: 16%) on the estimated assessable profits for the period.

Provision for taxation outside Hong Kong is provided for at the applicable rates of taxation for the period on the estimated assessable profits arising in the relevant foreign jurisdiction during the period.

Notes to the Condensed Interim Financial Statements (unaudited)

8 DIVIDENDS

(a) Dividends attributable to the interim period:

	For the six months ended 31st December,	
	2003	2002
	HK$'000	HK$'000
Interim dividend declared after the interim period end at HK$0.35 per share (2002 : HK$0.35 per share)	**635,103**	602,749

The interim dividend declared after the interim period end has not been recognised as a liability at the interim period end.

(b) Dividends attributable to the previous financial year, approved and paid during the interim period:

	For the six months ended 31st December,	
	2003	2002
	HK$'000	HK$'000
Final dividend in respect of the previous financial year, approved and paid during the interim period, at HK$0.45 per share (2002 : HK$0.45 per share)	**816,561**	774,963

9 EARNINGS PER SHARE

The calculation of earnings per share is based on the profit attributable to shareholders of HK$1,052,202,000 (2002 restated: HK$935,551,000) and the weighted average number of 1,758,814,565 ordinary shares (2002: 1,722,140,000 ordinary shares) in issue during the period. There was no potential dilution of earnings per share for both periods.

Notes to the Condensed Interim Financial Statements (unaudited)

10 FIXED ASSETS

	Investment properties HK$'000	Other fixed assets HK$'000	Total HK$'000
Cost or valuation:			
At 1st July, 2003	29,312,429	6,836,594	36,149,023
Additions	47,466	81,209	128,675
Disposals	(19,611)	(199,049)	(218,660)
Transfer from properties held for/under development	—	1,062,867	1,062,867
At 31st December, 2003	29,340,284	7,781,621	37,121,905
Amortisation, depreciation and impairment:			
At 1st July, 2003	—	886,041	886,041
Charge for the period	—	44,486	44,486
Written back on disposals	—	(98,724)	(98,724)
Impairment loss	—	53,614	53,614
At 31st December, 2003	—	885,417	885,417
Net book value or valuation:			
At 31st December, 2003	29,340,284	6,896,204	36,236,488
At 30th June, 2003	29,312,429	5,950,553	35,262,982

The Group's investment and hotel properties were revalued as at 30th June, 2003 by an independent firm of professional surveyors, DTZ Debenham Tie Leung Limited, on an open market value basis. In the opinion of the directors, there is no significant change in the value of the Group's fixed assets during the period.

11 COMPLETED PROPERTIES FOR SALE

Completed properties for sale include properties of HK$3,248,271,000 (at 30th June, 2003: HK$3,754,228,000) carried at net realisable value.

Notes to the Condensed Interim Financial Statements (unaudited)

12 DEBTORS, PREPAYMENTS AND DEPOSITS

The Group maintains a defined credit policy. Considerations in respect of sold properties are payable by the purchaser pursuant to the terms of the sale and purchase agreement. Monthly rent in respect of leasing properties are payable in advance by tenants. Housing instalment and other trade debtors settle their accounts according to the payment terms as stated in the contracts. An ageing analysis of trade debtors is prepared on a regular basis and is closely monitored to minimise any credit risk associated with receivables.

The ageing analysis of trade debtors (net of provision for bad debts) is as follows:

	At 31st December, 2003 HK$'000	At 30th June, 2003 HK$'000
Under 1 month overdue	**275,577**	252,200
More than 1 month overdue but less than 3 months overdue	**68,426**	69,493
More than 3 months overdue but less than 6 months overdue	**12,823**	21,149
More than 6 months overdue	**231,680**	228,582
	588,506	571,424
Prepayments, deposits and other receivables	**663,844**	668,741
	1,252,350	1,240,165

13 INSTALMENTS RECEIVABLE

The ageing analysis of instalments receivable (net of provision for bad debts) is as follows:

	At 31st December, 2003 HK$'000	At 30th June, 2003 HK$'000
Under 1 month overdue	**354,637**	399,306
More than 1 month overdue but less than 3 months overdue	**3,723**	3,967
More than 3 months overdue but less than 6 months overdue	**3,324**	3,642
More than 6 months overdue	**20,201**	23,194
	381,885	430,109

Notes to the Condensed Interim Financial Statements (unaudited)

14 CASH AND CASH EQUIVALENTS

	At 31st December, 2003 HK$'000	At 30th June, 2003 HK$'000
Deposits with banks and other financial institutions	**1,713,712**	1,694,232
Cash at bank and in hand	**504,316**	668,357
	2,218,028	2,362,589

15 CREDITORS AND ACCRUED EXPENSES

The ageing analysis of trade creditors is as follows:

	At 31st December, 2003 HK$'000	At 30th June, 2003 HK$'000
Due within 1 month and on demand	**468,335**	407,537
Due after 1 month but within 3 months	**163,471**	166,549
Due after 3 months but within 6 months	**120,673**	173,351
Due after 6 months	**396,842**	479,231
	1,149,321	1,226,668
Other payables and accrued expenses	**451,111**	409,031
	1,600,432	1,635,699

Notes to the Condensed Interim Financial Statements (unaudited)

16 SHARE CAPITAL

	Number of shares		Nominal value	
	At 31st December, 2003 '000	At 30th June, 2003 '000	**At 31st December, 2003 HK$'000**	At 30th June, 2003 HK$'000
Authorised				
Ordinary shares of HK$2.00 each	**2,000,000**	1,800,000	**4,000,000**	3,600,000
Issued and fully paid				
Ordinary shares of HK$2.00 each				
At beginning of period/year	**1,722,140**	1,722,140	**3,444,280**	3,444,280
Issue of shares	**92,440**	—	**184,880**	—
At balance sheet date	**1,814,580**	1,722,140	**3,629,160**	3,444,280

At the board meeting of the Company held on 20th October, 2003, the directors approved the following matters under the general mandate granted to the directors at the Annual General Meeting of the Company held on 18th December, 2002:

(i) the authorised share capital of the Company was increased to HK$4,000,000,000 by the creation of 200,000,000 additional new ordinary shares of HK$2.00 each ranking for dividend and in all other respects pari passu with the existing shares in the Company; and

(ii) an additional 92,440,000 ordinary shares of HK$2.00 each in the capital of the Company were issued for cash at a price of HK$31.961 each.

17 SHARE PREMIUM

	HK$'000
At 1st July, 2003	**8,387,915**
Premium on issue of shares	**2,769,595**
Expenses on issue of shares	**(64)**
At 31st December, 2003	**11,157,446**

The application of the share premium account is governed by Section 48B of the Hong Kong Companies Ordinance.

Notes to the Condensed Interim Financial Statements (unaudited)

18 CAPITAL RESERVES

	Other properties revaluation reserve HK$'000	Reserve on consolidation HK$'000	Capital redemption reserve HK$'000	Exchange reserve HK$'000	Other Reserve HK$'000	Total HK$'000
At 1st July, 2003	152,054	1,446,702	20,200	(3,815)	2,456	1,617,597
Transfer from profit and loss account (Note 20)	—	—	—	—	28	28
At 31st December, 2003	152,054	1,446,702	20,200	(3,815)	2,484	1,617,625

The application of capital redemption reserve is governed by Section 49H of the Hong Kong Companies Ordinance.

The other properties revaluation reserve, reserve on consolidation and exchange reserve have been set up and will be dealt with in accordance with the accounting policies adopted for the goodwill arising on acquisition of subsidiaries, associates and jointly controlled entities, the valuation of properties and foreign currency translation.

Other reserve represents statutory reserve set up for enterprises established in the PRC. According to the relevant PRC rules and regulations applicable to wholly foreign-owned enterprises, two of the Group's PRC subsidiaries are required to transfer at least 10% of their profits after taxation, as determined under PRC Accounting Regulations, to a reserve fund until the reserve fund balance reaches 50% of the relevant subsidiaries' registered capital.

19 INVESTMENT PROPERTY REVALUATION RESERVE

	HK$'000
At 1st July, 2003	
- as previously reported	8,547,702
- prior period adjustment (Note 1)	4,980
- as restated	8,552,682
Share of revaluation surplus in associates	8,888
Realised upon disposal of properties	1,042
At 31st December, 2003	8,562,612

Notes to the Condensed Interim Financial Statements (unaudited)

20 RETAINED PROFITS

	HK$'000
At 1st July, 2003	
- as previously reported	**31,868,409**
- prior period adjustment (Note 1)	**(890,273)**
- as restated	**30,978,136**
Dividends approved and paid in respect of the previous year (Note 8(b))	**(816,561)**
Retained profit for the period	**1,052,202**
Transfer to capital reserve (Note 18)	**(28)**
At 31st December, 2003	**31,213,749**

21 COMMITMENTS

At 31st December 2003, the Group had commitments not provided for in the financial statements as follows:

	At 31st December, 2003 HK$'000	At 30th June, 2003 HK$'000
(i) Contracted for acquisition of property and future development expenditure and the related costs of internal fixtures and fittings	**116,932**	334,197
(ii) Contracted obligations to fund the subsidiaries and associates established outside Hong Kong	**1,945,778**	2,327,265
(iii) Future development expenditure and the related costs of internal fixtures and fittings approved by the directors but not contracted for	**4,590,047**	4,945,939
	6,652,757	7,607,401

Based on information available at the balance sheet date, the directors estimate that the Group's commitments disclosed above are payable as follows:

	At 31st December, 2003 HK$'000	At 30th June, 2003 HK$'000
Within 1 year	**2,158,841**	2,929,952
After 1 year but within 2 years	**1,568,678**	1,745,394
After 2 years	**2,925,238**	2,932,055
	6,652,757	7,607,401

Notes to the Condensed Interim Financial Statements (unaudited)

22 SIGNIFICANT LEASING ARRANGEMENTS

At 31st December 2003, the Group's commitments under non-cancellable operating leases are set out as follows:

(i) The Group leases a number of building facilities under operating leases. The leases typically run for an initial period of one to five years, with an option to renew the lease after that date at which time all terms are renegotiated. None of leases includes contingent rentals.

The total future minimum lease payments under non-cancellable operating leases are payable as follows:

	At 31st December, 2003 HK$'000	At 30th June, 2003 HK$'000
Within 1 year	**10,703**	16,303
After 1 year but within 5 years	**4,012**	37,009
After 5 years	**—**	152,082
	14,715	205,394

(ii) The Group also leases telecommunications network facilities under operating leases. Some of the leases are with no specific terms while the remaining leases typically run for an initial period of three months, six months or one year, with an option to renew the lease upon the expiry of the initial lease term. None of the leases includes contingent rentals.

The total future minimum lease payments under non-cancellable operating leases are payable as follows:

	At 31st December, 2003 HK$'000	At 30th June, 2003 HK$'000
Within 1 year	**2,067**	3,502
After 1 year but within 5 years	**—**	155
	2,067	3,657

Notes to the Condensed Interim Financial Statements (unaudited)

23 CONTINGENT LIABILITIES

As at 31st December, 2003, contingent liabilities of the Group were as follows:

	At 31st December, 2003 HK$'000	At 30th June, 2003 HK$'000
(a) Guarantees given by the Group to financial institutions on behalf of purchasers of flats	**238,996**	232,647
(b) Guarantees given by the Company to banks to secure banking facilities of an associate and jointly controlled entities	**2,224,998**	3,526,014
	2,463,994	3,758,661

(c) The Group has given guarantees to third parties in respect of contracted commitments of its subsidiaries to provide attributable portion of capital to joint property development project. At 31st December, 2003, the Group had no contingent liabilities in relation to the said guarantees (at 30th June, 2003: HK$294 million).

24 MATERIAL RELATED PARTY TRANSACTIONS

(a) Transactions with fellow subsidiaries

Details of material related party transactions between the Group and Henderson Development Limited and its subsidiaries are as follows:

	For the six months ended 31st December, 2003 HK$'000	2002 HK$'000
Loan arrangement fee (note i)	**12,696**	39,059
Building management service income (note iii)	**17,449**	17,643
Rental commission income (note iii)	**6,635**	6,812
Other interest expense (note i)	**16,411**	40,287

(b) Transactions with associates and jointly controlled entities

Details of material related party transactions between the Group and its associates and jointly controlled entities are as follows:

	For the six months ended 31st December, 2003 HK$'000	2002 HK$'000
Other interest income (note i)	**3,404**	21,085
Payment for acquisition of property development rights (note iv)	**—**	380,529
Management fee income (note iii)	**15,580**	3,508
Building construction income (note ii)	**468,888**	364,409

Notes to the Condensed Interim Financial Statements (unaudited)

24 MATERIAL RELATED PARTY TRANSACTIONS (cont'd)

(c) Transactions with related companies

Details of material related party transactions between the Group and its related companies which represented a trust fund managed by the directors of the Group are as follows:

	For the six months ended 31st December, 2003 HK$'000	2002 HK$'000
Building construction income (note ii)	**11,779**	2,206

Notes:

(i) Loan arrangement fee, interest income and expense are calculated on the balance of loans outstanding from time to time by reference to Hong Kong Inter-Bank Offer Rate or prime rate.

(ii) Building construction income represents cost reimbursements plus certain percentage thereon as service fees.

(iii) These transactions were carried out on normal commercial terms and in the ordinary course of business.

(iv) The consideration was paid by the Group pursuant to the terms of agreement signed between the Group and the associate for entitlement to 27% of the future net sales proceeds of the residential portion of the property development project.

(d) Transactions with companies controlled by a director of the Company

Mr. Lee Ka Kit, a director of the Company, through companies controlled or owned by him has separate interests in certain subsidiaries and associates of the Company or the Group and through which the Group holds its interest in certain development projects in the PRC. Mr. Lee through companies controlled or owned by him had provided finance in the form of advances to these subsidiaries and associates in accordance with the percentage of his equity interest in these companies. At 31st December, 2003, the advances made to these subsidiaries and associates through companies controlled or owned by Mr. Lee amounting to HK$414,441,000 (at 30th June, 2003: HK$414,438,000) and HK$664,322,000 (at 30th June, 2003: HK$664,322,000) respectively are unsecured. Interest payable by these subsidiaries and associates to companies controlled or owned by Mr. Lee under such arrangements during the period ended 31st December, 2003 are HK$Nil (2002: HK$Nil) and HK$Nil (2002: HK$17,764,000) respectively.

25 COMPARATIVE FIGURES

Certain comparative figures have been adjusted as a result of the change in accounting policy for deferred taxation, details of which are set out in note 1.

Financial Review

REVIEW OF RESULTS

During the six-month period ended 31st December, 2003, the Group's turnover amounted to approximately HK$3,500 million, representing a decrease of 26% when compared to that recorded in the corresponding period ended 31st December, 2002. This was mainly attributed to a reduction in the completion footage of the Group during the period under review. The Group's profit attributable to shareholders amounted to approximately HK$1,052 million in the period under review, showing an increase of 12% from the restated profit of HK$936 million (previously stated as HK$1,010 million) recorded in the corresponding period of the previous financial year. The above-mentioned restatement of profit was made in accordance with the revised SSAP 12 "Income Taxes" in relation to accounting for deferred tax which the Group has adopted with effect from 1st July, 2003.

Although the turnover of the Group's property development segment recorded in the six-month period under review amounted to approximately HK$1,484 million which represented a decrease of 43% when compared to that recorded during the corresponding period of the previous financial year, this business segment reversed from loss to register a profit of HK$16.6 million during the period under review. It is expected that alongside with the gradual recovery of the domestic property market, the performance of this segment will improve in the second half of the current financial year.

Gross rental revenue amounted to approximately HK$1,096 million in the interim period under review and was similar to that recorded in the corresponding period of the previous financial year. Profit contribution from operation relating to property rental amounted to approximately HK$643 million in the six-month period under review and showed an improvement of 9% as compared with that recorded in the first half of the previous financial year as bad debts written off mainly in connection with uncollected rents from one of the Group's investment property projects in Mainland China adversely affected the results of this segment in the corresponding period of the previous financial year. In respect of the core investment property portfolio of the Group in Hong Kong, its positioning strategy to accumulate rental retail shopping centres developments situate in the center of new towns and located right at the transportation nodes has contributed to provide stable recurrent income.

Profit from the finance segment of the Group, which was mainly attributed to interest received on property mortgage loans from purchasers of the Group's property units, amounted to approximately HK$50 million in the interim period under review as compared to HK$98 million that was recorded in the corresponding period of the previous financial year partly due to the fall in interest income resulting from the low interest rate environment that prevailed in the market and the reduced interest income received by Henderson China from the associated project companies during the interim period under review.

Building construction activities of the Group which are mainly catered to the developments participated by the Group contributed approximately HK$25 million in profit in the interim period under review, representing a 31% increase over that recorded in the corresponding period of the previous financial year mainly due to completion of a number of property development projects including the second phase of Metro Harbour View and effective cost control undertaken by the Group during the period under review.

The Group's segment result from its investment in infrastructure projects in Mainland China, operated under the Group's subsidiary, China Investment Group Limited, amounted to approximately HK$69.7 million as compared to HK$74.7 million recorded for the corresponding period of the previous financial year. The reduced contribution was mainly attributed to a drop in traffic flow and revenues in respect of the toll roads and bridges in the period under review. During the period under review, China Investment Group Limited disposed of two bridges to the municipal government of Tianjin and gave rise to a gain on disposal of approximately HK$104 million to the Group. Separately, the toll roads located at Fenghua, Zhejiang Province, owned by this company recorded an impairment loss of approximately HK$54 million as the board of directors of the company took a considered view to write down their value due to severe adverse position arising from neighbouring competing routes.

Profit contribution from hotel operation of the Group showed a reduction of 11% in the interim period under review as compared to that posted in the corresponding period of the previous financial year and amounted to approximately HK$21.3 million as the room tariffs were still recorded at a relatively low level reflecting the aftermaths of the SARS outbreak in the first half of 2003. The department store operation of the Group made a profit contribution of approximately HK$10.7 million in the interim period under review, showing an increase of 26% as compared to that recorded in the corresponding period of the previous financial year alongside with recovery seen in consumer spending and increase in tourists arrival.

The segment of other business activities of the Group made a total profit contribution of approximately HK$36 million in the period under review as compared with HK$227 million recorded in the corresponding period of the previous financial year. This reduced level of profit contribution reflected a normalised position of these business activities in the absence of an one-off compensation received by the Group in respect of a previous redevelopment site in the corresponding period of the previous financial year.

Share of profits less losses of associates of the Group amounted to approximately HK$639 million, representing a decrease of 16% as compared to that recorded in the corresponding period of the previous financial year. In particular, the Group's share of profit from the three listed associates amounted to HK$619 million in the period under review due to the aftermaths of SARS as compared to HK$731 million recorded in the corresponding period of the previous financial year. Share of profits less losses of jointly controlled entities of the Group being mainly engaged in property development and property investment activities reversed from loss to profit that amounted to approximately HK$52 million after writing back during the period under review a certain portion of the provisions previously made in respect of diminution in value of properties.

FINANCIAL RESOURCES AND LIQUIDITY

As of 31st December, 2003, shareholders' funds of the Group amounted to approximately HK$56,181 million, representing an increase of 6% when compared with the adjusted shareholders' funds that stood at HK$52,981 million as at 30th June, 2003. As a result of the placement of shares in the Company by the Group in October, 2003, the shareholders' equity of the Group increased by approximately HK$2,954 million. The Group is in a strong financial position and possesses a large capital base whilst the net debt position was maintained at a low level in comparison. The Group's total net bank borrowings, after deducting cash holdings of approximately HK$2,238 million, amounted to approximately HK$9,107 million as at the end of the period under review. All of the Group's borrowings were unsecured except for a very small portion of the bank borrowings related to a subsidiary of the Group. The vast majority of the borrowings were obtained on a committed term basis. With substantial committed banking facilities in place and continuous cash inflow from a solid recurrent income base, the Group has adequate sources for funding its ongoing operations as well as its future expansion.

The Group did not undertake any significant acquisition or disposal of assets outside its core business during the interim period under review.

LOAN MATURITY PROFILE

The maturity profile of the Group's bank loans and borrowings outstanding as at 31st December, 2003 and 30th June, 2003 respectively are summarised as follows:

	As at 31st December, 2003 HK$'000	As at 30th June, 2003 HK$'000
Bank Loans and Borrowings Repayable:		
Within 1 year	**3,537,315**	1,545,095
After 1 year but within 2 years	**1,827,744**	5,374,740
After 2 years but within 5 years	**5,980,279**	4,434,979
After 5 years	**—**	65,275
Total Bank Loans and Borrowings	**11,345,338**	11,420,089
Less: Cash at bank and in hand	**(2,238,233)**	(2,382,794)
Total Net Bank Borrowings	**9,107,105**	9,037,295

GEARING RATIO

As at the end of the interim period under review, the gearing ratio of the Group which was calculated on the basis of the total net bank borrowings as a ratio of the Group's shareholders' funds reduced to 16.2% from 17% that was registered as at 30th June, 2003. The Group's interest expense before capitalisation was recorded at approximately HK$156 million for the period under review and showed a decrease compared to that recorded in the corresponding period of the previous financial year due to lower interest rate environment. Profit from operations of HK$805 million covered the interest expense before capitalisation of HK$156 million by 5.2 times as at the end of the period under review, as compared to 3.3 times that was posted as at the end of the corresponding period of the previous financial year.

INTEREST RATE EXPOSURE AND EXCHANGE RATE EXPOSURE

The Group's financing and treasury activities were managed centrally at the corporate level. Financing facilities extended to the Group were mainly denominated in Hong Kong Dollars. Bank loans and borrowings of the Group, which are primarily obtained from international banks in Hong Kong with interests chargeable mainly based on certain agreed interest margins over the Hong Kong Interbank Offer Rate, are therefore mainly of floating rate in nature. With the aim to control the Group's future cost of borrowing effectively, the Group has been taking advantage of the low local interest rates and has from time to time locked in interest rates of one year term and longer to match part of the medium-term funding needs of the Group by obtaining fixed-rate loans as well as entered into Hong Kong Dollar interest rate swap agreements in respect of a portion of such borrowings. As at 31st December, 2003, a number of Hong Kong Dollar interest rate swap contracts remained outstanding.

In respect of the Group's listed subsidiary, Henderson China Holdings Limited, a portion of its borrowings being of a comparatively small amount was denominated in Renminbi during the period under review to fund its property projects in Mainland China. Also, certain portion of bank borrowings obtained by the Group's subsidiary, China Investment Group Limited, was denominated in Renminbi to finance its infrastructure projects in Mainland China. As a whole, however, the core operations of the Group can therefore be considered as being not exposed to foreign exchange rate risk to any significant extent. The use of financial derivative instruments is strictly controlled and is solely for hedging the Group's interest rate and foreign currency exchange rate exposures in connection with its borrowings, and the Group did not enter into any currency swap agreement during the period under review.

CAPITAL COMMITMENTS

As at 31st December, 2003, capital commitments of the Group totally amounted to HK$6,653 million, as compared with HK$7,607 million recorded as at 30th June, 2003. Out of the total capital commitments of the Group, the future development expenditure in both Hong Kong and in Mainland China approved by the directors but not contracted for as at the end of the period under review amounted to HK$4,590 million which was similar to that recorded as at the end of the previous financial year.

CONTINGENT LIABILITIES

Contingent liabilities of the Group totally amounted to approximately HK$2,464 million as at 31st December, 2003, representing a decrease of 39% as compared to approximately HK$4,053 million that was outstanding as at 30th June, 2003. These mainly comprised guarantees given by Henderson Land Development Company Limited to commercial banks to secure banking facilities granted to an associate and jointly controlled entities of the Group.

USE OF CAPITAL AND FUNDING

Capital of the Company and retained profits of the Group will continue to be put to good use to develop the Group's business. The Group has adequate capital resources and abundant unutilised banking facilities for funding its ongoing operations and further expansion.

EMPLOYEES

As at 31st December, 2003, the number of full-time employees of the Group was about 6,100 as compared to about 6,400 full-time employees as at 31st December, 2002. The remuneration of employees was in line with the market trend and commensurable to the level of pay in the industry. Discretionary year-end bonus was paid to employees based on individual performance. Other benefits to employees include medical insurance, retirement scheme, training programmes and educational subsidies.

Employees, directors (whether executive or non-executive) and consultants of Henderson China Holdings Limited ("Henderson China") or any of its subsidiaries may be granted share options to subscribe for shares in Henderson China in accordance with the terms and conditions of the share option scheme approved by Henderson China at a special general meeting held on 1st December, 2003.

Employees of the Group who are full-time employees and executive directors of Henderson Cyber Limited ("Henderson Cyber") or any of its subsidiaries may be granted share options to subscribe for shares in Henderson Cyber in accordance with the terms and conditions of the share option scheme approved by Henderson Cyber at an extraordinary general meeting held on 28th June, 2000.

Total employees' costs amounted to HK$371 million for the six months ended 31st December, 2003 and HK$405 million for the corresponding period of last year.

Other Information

CLOSING OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Monday, 19th April, 2004 to Wednesday, 21st April, 2004, both days inclusive, during which period no requests for the transfer of shares will be accepted. In order to qualify for the interim dividend, all transfers of shares accompanied by the relevant share certificates and transfer forms must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Friday, 16th April, 2004. Warrants for the interim dividend will be sent to shareholders on or before Friday, 23rd April, 2004.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Except for the Share Placement in October of last year by Henderson Land Development Company Limited, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company's listed securities during the period under review.

AUDIT COMMITTEE

The Audit Committee met in March 2004 and reviewed the systems of internal control and compliance and the interim report for the period ended 31st December, 2003.

CODE OF BEST PRACTICE

None of the Directors is aware of information that would reasonably indicate that the Company is not, or was not at any time during the six months ended 31st December, 2003, in compliance with the Code of Best Practice as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited except that Non-executive Directors of the Company are not appointed for a specific term but are subject to retirement by rotation and re-election at the Company's annual general meetings in accordance with Article 116 of the Company's Articles of Association.

By Order of the Board
John Yip
Secretary

Hong Kong, 17th March, 2004

Disclosure of Interests

DIRECTORS' INTERESTS IN SHARES

As at 31st December, 2003, the interests and short positions of each Director of the Company in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) as recorded in the register required to be kept under Section 352 of the SFO or which were notified to the Company or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies were as follows:

Ordinary Shares (unless otherwise specified)

Long Positions

Name of Company	Name of Director	Note	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% Interest
Henderson Land Development Company Limited	Lee Shau Kee	1			1,122,938,300		1,122,938,300	61.88
	Lee Ka Kit	1				1,122,938,300	1,122,938,300	61.88
	Lee Ka Shing	1				1,122,938,300	1,122,938,300	61.88
	Li Ning	1		1,122,938,300			1,122,938,300	61.88
	Lee Tat Man		498,000				498,000	0.03
	Lo Tak Shing		11,000				11,000	0.00
	Lee Pui Ling, Angelina		30,000				30,000	0.00
	Kan Fook Yee	2		24,000			24,000	0.00
	Lee King Yue	3	26,400	16,500	19,800		62,700	0.00
	Fung Lee Woon King		1,000,000				1,000,000	0.06
	Leung Sing		85,600				85,600	0.00
	Ho Wing Fun		100				100	0.00
	Woo Ka Biu, Jackson	4		2,000			2,000	0.00
Henderson Investment Limited	Lee Shau Kee	5	34,779,936		2,075,859,007		2,110,638,943	74.92
	Lee Ka Kit	5				2,075,859,007	2,075,859,007	73.68
	Lee Ka Shing	5				2,075,859,007	2,075,859,007	73.68
	Li Ning	5		2,075,859,007			2,075,859,007	73.68
	Lee Tat Man		6,666				6,666	0.00
	Lo Tak Shing		404,375				404,375	0.01
	Lee King Yue	6	959,028	42,711			1,001,739	0.04
	Leung Sing		150,000				150,000	0.01
	Ho Wing Fun		1,100				1,100	0.00

Ordinary Shares (unless otherwise specified) (cont'd)

Long Positions

Name of Company	Name of Director	Note	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% Interest
Henderson China Holdings Limited	Lee Shau Kee	7			325,133,977		325,133,977	65.45
	Lee Ka Kit	7				325,133,977	325,133,977	65.45
	Lee Ka Shing	7				325,133,977	325,133,977	65.45
	Li Ning	7		325,133,977			325,133,977	65.45
	Woo Ka Biu, Jackson		544,802				544,802	0.11
Henderson Cyber Limited	Lee Shau Kee	8	173,898		4,244,996,094		4,245,169,992	84.90
	Lee Ka Kit	8				4,244,996,094	4,244,996,094	84.90
	Lee Ka Shing	8				4,244,996,094	4,244,996,094	84.90
	Li Ning	8		4,244,996,094			4,244,996,094	84.90
	Lee Tat Man		33				33	0.00
	Lo Tak Shing		2,021				2,021	0.00
	Lam Ko Yin, Colin		55				55	0.00
	Lee King Yue	9	4,795	588			5,383	0.00
	Leung Sing		750				750	0.00
	Ho Wing Fun		5				5	0.00
The Hong Kong and China Gas Company Limited	Lee Shau Kee	10	3,226,174		2,157,017,776		2,160,243,950	38.28
	Lee Ka Kit	10				2,157,017,776	2,157,017,776	38.22
	Lee Ka Shing	10				2,157,017,776	2,157,017,776	38.22
	Li Ning	10		2,157,017,776			2,157,017,776	38.22
Hong Kong Ferry (Holdings) Company Limited	Lee Shau Kee	11	7,799,220		111,636,090		119,435,310	33.52
	Lee Ka Kit	11				111,636,090	111,636,090	31.33
	Lee Ka Shing	11				111,636,090	111,636,090	31.33
	Li Ning	11		111,636,090			111,636,090	31.33
	Lam Ko Yin, Colin		150,000				150,000	0.04
	Fung Lee Woon King		465,100				465,100	0.13
	Leung Hay Man		2,250				2,250	0.00
Miramar Hotel and Investment Company, Limited	Lee Shau Kee	12			252,169,250		252,169,250	43.69
	Lee Ka Kit	12				252,169,250	252,169,250	43.69
	Lee Ka Shing	12				252,169,250	252,169,250	43.69
	Li Ning	12		252,169,250			252,169,250	43.69
	Kan Fook Yee	13		20,000			20,000	0.00
	Woo Po Shing	14	2,705,000		2,455,000		5,160,000	0.89

Ordinary Shares (unless otherwise specified) (cont'd)

Long Positions

Name of Company	Name of Director	Note	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% Interest
Henderson Development Limited	Lee Shau Kee	15			8,190 (Ordinary A Shares)		8,190 (Ordinary A Shares)	100.00
	Lee Shau Kee	16			3,510 (Non-voting B Shares)		3,510 (Non-voting B Shares)	100.00
	Lee Shau Kee	17	35,000,000 (Non-voting Deferred Shares)		15,000,000 (Non-voting Deferred Shares)		50,000,000 (Non-voting Deferred Shares)	100.00
	Lee Ka Kit	15				8,190 (Ordinary A Shares)	8,190 (Ordinary A Shares)	100.00
	Lee Ka Kit	16				3,510 (Non-voting B Shares)	3,510 (Non-voting B Shares)	100.00
	Lee Ka Kit	17				15,000,000 (Non-voting Deferred Shares)	15,000,000 (Non-voting Deferred Shares)	30.00
	Lee Ka Shing	15				8,190 (Ordinary A Shares)	8,190 (Ordinary A Shares)	100.00
	Lee Ka Shing	16				3,510 (Non-voting B Shares)	3,510 (Non-voting B Shares)	100.00
	Lee Ka Shing	17				15,000,000 (Non-voting Deferred Shares)	15,000,000 (Non-voting Deferred Shares)	30.00
	Li Ning	15		8,190 (Ordinary A Shares)			8,190 (Ordinary A Shares)	100.00
	Li Ning	16		3,510 (Non-voting B Shares)			3,510 (Non-voting B Shares)	100.00
	Li Ning	17		15,000,000 (Non-voting Deferred Shares)			15,000,000 (Non-voting Deferred Shares)	30.00
Angelfield Investment Limited	Lam Ko Yin, Colin	18			1		1	50.00

Ordinary Shares (unless otherwise specified) (cont'd)

Long Positions

Name of Company	Name of Director	Note	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% Interest
Best Homes Limited	Lee Shau Kee	19			26,000		26,000	100.00
	Lee Ka Kit	19				26,000	26,000	100.00
	Lee Ka Shing	19				26,000	26,000	100.00
	Li Ning	19		26,000			26,000	100.00
China Investment Group Limited	Woo Ka Biu, Jackson	20			16,000		16,000	5.33
Drinkwater Investment Limited	Leung Hay Man	21			5,000		5,000	4.49
	Woo Po Shing	22			3,250		3,250	2.92
Feswin Investment Limited	Lee Ka Kit	23			5,000	5,000	10,000	100.00
Fordley Investment Limited	Fung Lee Woon King		2,000				2,000	20.00
Gain Base Development Limited	Fung Lee Woon King		50				50	5.00
Henfield Properties Limited	Lee Ka Kit	24			4,000	6,000	10,000	100.00
Heyield Estate Limited	Lee Shau Kee	25			100		100	100.00
	Lee Ka Kit	25				100	100	100.00
	Lee Ka Shing	25				100	100	100.00
	Li Ning	25		100			100	100.00
Land Fortune Development Limited	Lo Tak Shing	26			1		1	16.67
Maxfine Development Limited	Lee Ka Kit	27			3,050*	3,050*	3,050	33.33
Perlin Development Limited	Lee Ka Kit	28			5	5	10	100.00
Pettystar Investment Limited	Lee Shau Kee	29			3,240		3,240	80.00
	Lee Ka Kit	29				3,240	3,240	80.00
	Lee Ka Shing	29				3,240	3,240	80.00
	Li Ning	29		3,240			3,240	80.00

* relate to the same shares

Ordinary Shares (unless otherwise specified) (cont'd)

Long Positions

Name of Company	Name of Director	Note	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% Interest
Pochette Investment Limited	Leung Hay Man	30			40		40	2.00
Quickcentre Properties Limited	Lee Ka Kit	31			1	1	2	100.00
Shellson International Limited	Lee Ka Kit	32			25	75	100	100.00
Zenger Investment Limited	Fung Lee Woon King		1				1	5.00
	Leung Sing		2				2	10.00

ARRANGEMENTS TO PURCHASE SHARES OR DEBENTURES

Options to subscribe for shares in subsidiaries

(i) Henderson Cyber Limited

As at 31st December, 2003, the following Directors of the Company had interests in options to subscribe for shares in Henderson Cyber Limited ("Henderson Cyber"), a subsidiary of the Company, which were granted on 28th June, 2000 under the Pre-IPO Share Option Plan of Henderson Cyber ("Henderson Cyber Option Plan"):

Name of Director	Number of share options at 1st July, 2003	Number of share options granted during the period	Number of share options exercised during the period	Number of share options lapsed during the period	Number of share options outstanding at 31st December, 2003
Lee Shau Kee	2,400,000	—	—	—	2,400,000
Colin Lam Ko Yin	1,200,000	—	—	—	1,200,000
Lee Ka Kit	1,200,000	—	—	—	1,200,000
Lee Ka Shing	1,200,000	—	—	—	1,200,000
John Yip Ying Chee	1,200,000	—	—	—	1,200,000
Patrick Kwok Ping Ho	600,000	—	—	—	600,000
Li Ning	400,000 (Note 33)	—	—	—	400,000
Ho Wing Fun	400,000	—	—	—	400,000
Suen Kwok Lam	400,000	—	—	—	400,000

Particulars of outstanding share options of employees of Henderson Cyber under the Henderson Cyber Option Plan are as follows:

Date of Grant	Aggregate number of share options at 1st July, 2003	Number of share options granted during the period	Number of share options exercised during the period	Number of share options lapsed during the period	Aggregate number of share options outstanding at 31st December, 2003
28/06/2000	1,850,000	—	—	—	1,850,000

Particulars of outstanding share options of all other participants under the Henderson Cyber Option Plan are as follows:

Date of Grant	Aggregate number of share options at 1st July, 2003	Number of share options granted during the period	Number of share options exercised during the period	Number of share options lapsed during the period	Aggregate number of share options outstanding at 31st December, 2003
28/06/2000	16,800,000	—	—	150,000	16,650,000

Subject to the terms and conditions of the Henderson Cyber Option Plan, each of the above Directors, employees and other participants will be entitled to exercise at the price of HK$1.25 per share (i) thirty per cent. of the share options so granted at any time after the expiry of 12 months from 14th July, 2000, (ii) a further thirty per cent. of the share options so granted at any time after the expiry of 24 months from 14th July, 2000 and (iii) the remaining share options at any time after the expiry of 36 months from 14th July, 2000 and, in each case, not later than four years from 14th July, 2000.

Particulars of outstanding share options of the employee of Henderson Cyber under the Share Option Scheme of Henderson Cyber ("Henderson Cyber Share Option Scheme") are as follows:

Date of Grant	Aggregate number of share options at 1st July, 2003	Number of share options granted during the period	Number of share options exercised during the period	Number of share options lapsed during the period	Aggregate number of share options outstanding at 31st December, 2003
04/10/2000	100,000	–	–	–	100,000

Subject to the terms and conditions of the Henderson Cyber Share Option Scheme, the employee of Henderson Cyber will be entitled to exercise at the price of HK$0.89 per share (i) thirty per cent. of the share options so granted at any time after the expiry of 12 months from 16th October, 2000 (the date of acceptance of the share options), (ii) a further thirty per cent. of the share options so granted at any time after the expiry of 24 months from 16th October, 2000 and (iii) the remaining share options at any time after the expiry of 36 months from 16th October, 2000 and in each case, not later than four years from 16th October, 2000.

As at 31st December, 2003, share options for a total of 27,500,000 shares in Henderson Cyber under the Henderson Cyber Option Plan and 100,000 shares in Henderson Cyber under the Henderson Cyber Share Option Scheme remained outstanding, representing in aggregate approximately 0.6 per cent. of the existing issued share capital of Henderson Cyber. These share options were granted to the following categories of grantees:

Categories of Grantees	Number of Grantees	Number of share options
Henderson Cyber Option Plan		
Directors	9	9,000,000
Employees	4	1,850,000
Other participants	39	16,650,000
	52	27,500,000
Henderson Cyber Share Option Scheme		
Employee	1	100,000

Save as disclosed above, no share options under the Henderson Cyber Option Plan and the Henderson Cyber Share Option Scheme had been granted, exercised, cancelled or lapsed during the six months ended 31st December, 2003.

(ii) Henderson China Holdings Limited

As at 31st December, 2003, the following Directors of the Company had interests in options to subscribe for shares in Henderson China Holdings Limited ("Henderson China"), a subsidiary of the Company, under the Share Option Scheme of Henderson China ("Henderson China Share Option Scheme"):

Name of Director	Date of Grant	Number of share options at 1st July, 2003	Exercisable Period	Number of share options granted during the period	Number of share options exercised during the period	Number of share options lapsed during the period	Number of share options outstanding at 31st December, 2003
Colin Lam Ko Yin	21/02/2001	1,500,000	21/08/2001-20/08/2004	—	—	—	1,500,000
Lee Ka Kit	02/05/2001	1,500,000	02/11/2001-01/11/2004	—	—	—	1,500,000

Particulars of outstanding share options of the employee of Henderson China under the Henderson China Share Option Scheme are as follows:

Date of Grant	Aggregate number of share options at 1st July, 2003	Exercisable Period	Number of share options granted during the period	Number of share options exercised during the period	Number of share options lapsed during the period	Aggregate number of share options outstanding at 31st December, 2003
12/12/2000	1,000,000	28/06/2001-27/06/2004	—	—	—	1,000,000

Subject to the terms and conditions of the Henderson China Share Option Scheme, the above Directors and the employee of Henderson China will be entitled to exercise the share options in whole or in part at the price of HK$4.00 per share at any time during the respective exercisable periods.

As at 31st December, 2003, share options granted under the Henderson China Share Option Scheme for a total of 4,000,000 shares in Henderson China remained outstanding, representing in aggregate approximately 0.8 per cent. of the existing issued share capital of Henderson China. These share options were granted to the following categories of grantees:

Categories of Grantees	Number of Grantees	Number of share options
Directors	2	3,000,000
Employee	1	1,000,000
	3	4,000,000

No share options under the Henderson China Share Option Scheme had been granted, exercised, cancelled or lapsed during the six months ended 31st December, 2003.

Except for the above, at no time during the period was the Company or any of its holding companies, subsidiary companies or fellow subsidiaries a party to any arrangement to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

SUBSTANTIAL SHAREHOLDERS' AND OTHERS' INTERESTS

As at 31st December, 2003, the interests and short positions of every person, other than Directors of the Company, in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO were as follows:

Long Positions

	No. of shares in which interested	% Interest
Substantial Shareholders:		
Rimmer (Cayman) Limited (Note 1)	1,122,938,300	61.88
Riddick (Cayman) Limited (Note 1)	1,122,938,300	61.88
Hopkins (Cayman) Limited (Note 1)	1,122,938,300	61.88
Henderson Development Limited (Note 1)	1,122,745,800	61.87
Glorious Asia S.A. (Note 1)	538,437,300	29.67
Believegood Limited (Note 1)	222,045,300	12.24
Person other than Substantial Shareholders:		
Cameron Enterprise Inc. (Note 1)	145,090,000	8.00

Notes:

1 Of these shares, (i) 570,743,800 shares were owned by Henderson Development Limited ("HD"); (ii) 7,092,000 shares and 870,100 shares were respectively owned by Sandra Investment Limited and Mightygarden Limited, both of which were wholly-owned subsidiaries of HD; (iii) 222,045,300 shares, 145,090,000 shares, 61,302,000 shares, 55,000,000 shares and 55,000,000 shares were respectively owned by Believegood Limited, Cameron Enterprise Inc., Prosglass Investment Limited, Fancy Eye Limited and Spreadral Limited, all of which were wholly-owned subsidiaries of Glorious Asia S.A. which in turn was 100% held by HD; (iv) 5,602,600 shares were owned by Superfun Enterprises Limited, a wholly-owned subsidiary of The Hong Kong and China Gas Company Limited ("China Gas") which was 36.72% held by Henderson Investment Limited ("HI"). HI was 73.48% held by Henderson Land Development Company Limited ("HL") which in turn was 61.87% held by HD; and (v) 192,500 shares were owned by Fu Sang Company Limited ("Fu Sang"). Hopkins (Cayman) Limited ("Hopkins") as trustee of a unit trust (the "Unit Trust") owned all the issued ordinary shares of HD and Fu Sang. Rimmer (Cayman) Limited ("Rimmer") and Riddick (Cayman) Limited ("Riddick"), as trustees of respective discretionary trusts, held units in the Unit Trust. The entire issued share capital of Hopkins, Rimmer and Riddick were owned by Dr. Lee Shau Kee. Dr. Lee Shau Kee was taken to be interested in these shares by virtue of the Securities and Futures Ordinance ("SFO"). As directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

2 These shares were owned by the wife of Mr. Kan Fook Yee.

3 These 16,500 shares were owned by the wife of Mr. Lee King Yue and 19,800 shares were held by Ngan Hei Development Company Limited which was 50% each owned by Mr. Lee King Yue and his wife.

4 These shares were owned by the wife of Mr. Woo Ka Biu, Jackson.

5 Of these 2,075,859,007 shares, (i) 802,854,200 shares, 602,168,418 shares, 363,328,900 shares, 217,250,000 shares and 84,642,341 shares were respectively owned by Banshing Investment Limited, Markshing Investment Limited, Covite Investment Limited, Gainwise Investment Limited and Darnman Investment Limited, all of which were wholly-owned subsidiaries of Kingslee S.A. which in turn was 100% held by HL; and (ii) 5,615,148 shares were owned by Fu Sang. Dr. Lee Shau Kee was taken to be interested in HL and Fu Sang as set out in Note 1 and HI by virtue of the SFO. As directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

6 These 42,711 shares were owned by the wife of Mr. Lee King Yue.

7 Of these shares, 175,000,000 shares, 75,233,977 shares and 74,900,000 shares were respectively owned by Primeford Investment Limited, Timsland Limited and Quantum Overseas Limited, all of which were wholly-owned subsidiaries of Brightland Enterprises Limited which in turn was 100% held by HL. Dr. Lee Shau Kee was taken to be interested in HL as set out in Note 1 and Henderson China Holdings Limited ("HC") by virtue of the SFO. As directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

8 Of these 4,244,996,094 shares, (i) 902,700,000 shares were owned by Technology Capitalization Limited, a wholly-owned subsidiary of Towngas Investment Company Limited which in turn was 100% held by China Gas; (ii) 3,333,213,616 shares were owned by Felix Technology Limited, a wholly-owned subsidiary of Best Selection Investments Limited which in turn was 100% held by HI; (iii) 4,014,271 shares, 1,816,644 shares, 1,714,027 shares, 1,086,250 shares and 423,211 shares were respectively owned by Banshing Investment Limited, Markshing Investment Limited, Covite Investment Limited, Gainwise Investment Limited and Darnman Investment Limited, all of which were wholly-owned subsidiaries of Kingslee S.A. which in turn was 100% held by HL; and (iv) 28,075 shares were owned by Fu Sang. Dr. Lee Shau Kee was taken to be interested in China Gas, HI, HL and Fu Sang as set out in Notes 1, 5 and 10 and Henderson Cyber Limited by virtue of the SFO. As directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

9 These 588 shares were owned by the wife of Mr. Lee King Yue.

10 Of these 2,157,017,776 shares, (i) 1,159,024,597 shares, 484,225,002 shares and 429,321,946 shares were respectively owned by Disralei Investment Limited, Medley Investment Limited and Macrostar Investment Limited, all of which were wholly-owned subsidiaries of Timpani Investments Limited which was 100% held by HI; (ii) 3,966,472 shares were owned by Mightygarden Limited, a wholly-owned subsidiary of HD; and (iii) 80,479,759 shares were owned by Fu Sang. Dr. Lee Shau Kee was taken to be interested in HI, HD and Fu Sang as set out in Notes 1 and 5 and China Gas by virtue of the SFO. As directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

11 Of these 111,636,090 shares, (i) 23,400,000 shares each were respectively owned by Graf Investment Limited, Mount Sherpa Limited and Paillard Investment Limited, all of which were wholly-owned subsidiaries of Pataca Enterprises Limited which in turn was 100% held by HI; and (ii) 41,436,090 shares were held by Wiselin Investment Limited, a wholly-owned subsidiary of Max-mercan Investment Limited which in turn was 100% held by HI. Dr. Lee Shau Kee was taken to be interested in HI as set out in Note 5 and Hong Kong Ferry (Holdings) Company Limited by virtue of the SFO. As directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

12 Of these shares, 100,612,750 shares, 79,121,500 shares and 72,435,000 shares were respectively owned by Higgins Holdings Limited, Multiglade Holdings Limited and Threadwell Limited, all of which were wholly-owned subsidiaries of Aynbury Investments Limited which in turn was 100% held by HI. Dr. Lee Shau Kee was taken to be interested in HI as set out in Note 5 and Miramar Hotel and Investment Company, Limited by virtue of the SFO. As directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

13 These shares were owned by the wife of Mr. Kan Fook Yee.

14 These 2,455,000 shares were held by Fong Fun Company Limited which was 50% owned by Sir Po-shing Woo.

15 These shares were held by Hopkins as trustee of the Unit Trust.

16 These shares were held by Hopkins as trustee of the Unit Trust.

17 These 15,000,000 shares were owned by Fu Sang.

18 The 1 share was held by Flourish Land Company Limited which was 99% owned by Mr. Lam Ko Yin, Colin.

19 Of these shares, (i) 10,400 shares were owned by HL; (ii) 2,600 shares were owned by HD; and (iii) 13,000 shares were owned by Manifest Investments Limited which was 50% held by Wealth Sand Limited which in turn was 70% held by Firban Limited. Firban Limited was 50% held by each of Perfect Bright Properties Inc. and Furnline Limited, both of which were wholly-owned subsidiaries of Jetwin International Limited. Triton (Cayman) Limited as trustee of a unit trust owned all the issued share capital of Jetwin International Limited. Triumph (Cayman) Limited and Victory (Cayman) Limited, as trustees of respective discretionary trusts, held units in the unit trust. The entire share capital of Triton (Cayman) Limited, Triumph (Cayman) Limited and Victory (Cayman) Limited were owned by Dr. Lee Shau Kee who was taken to be interested in such shares by virtue of the SFO. As discretionary beneficiaries of the discretionary trusts holding units in such unit trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in such shares by virtue of the SFO. As the spouse of a discretionary beneficiary of the discretionary trusts holding units in such unit trust, Mr. Li Ning was taken to be interested in such shares by virtue of the SFO.

20 These shares were held by Pearl Assets Limited which was 60% owned by Mr. Woo Ka Biu, Jackson.

21 These shares were held by Gilbert Investment Inc. which was wholly-owned by Mr. Leung Hay Man.

22 These shares were held by Coningham Investment Inc. which was wholly-owned by Fong Fun Investment Inc. of which 50% was owned by Sir Po-shing Woo and 50% by his wife.

23 Of these shares, (i) 5,000 shares were owned by Applecross Limited which was wholly-owned by Mr. Lee Ka Kit; and (ii) 5,000 shares were owned by Henderson (China) Investment Company Limited, a wholly-owned subsidiary of Andcoe Limited which was wholly-owned by HC.

24 Of these shares, (i) 4,000 shares were owned by Applecross Limited which was wholly-owned by Mr. Lee Ka Kit; and (ii) 6,000 shares were owned by Henderson (China) Investment Company Limited, a wholly-owned subsidiary of Andcoe Limited which was wholly-owned by HC.

25 Of these shares, (i) 80 shares were owned by Tactwin Development Limited, a wholly-owned subsidiary of HL; (ii) 10 shares were owned by Henderson Finance Company Limited, a wholly-owned subsidiary of HD; and (iii) 5 shares each were owned by Perfect Bright Properties Inc. and Furnline Limited, both of which were wholly-owned subsidiaries of Jetwin International Limited.

26 The 1 share was held by Bull City Limited which was 50% owned by Mr. Lo Tak Shing.

27 These shares were owned by Quickcentre Properties Limited which was 50% each owned by Applecross Limited which was wholly-owned by Mr. Lee Ka Kit and Henderson (China) Investment Company Limited, a wholly-owned subsidiary of Andcoe Limited which was wholly-owned by HC.

28 Of these shares, (i) 5 shares were owned by Heleken Development Limited which was wholly-owned by Mr. Lee Ka Kit; and (ii) 5 shares were owned by Henderson (China) Investment Company Limited, a wholly-owned subsidiary of Andcoe Limited which was wholly-owned by HC.

29 Of these shares, (i) 3,038 shares were owned by HL; and (ii) 202 shares were owned by Allied Best Investment Limited which was 50% held by each of Perfect Bright Properties Inc. and Furnline Limited, both of which were wholly-owned subsidiaries of Jetwin International Limited.

30 These shares were held by Golovanov Investment Limited which was wholly-owned by Mr. Leung Hay Man.

31 Of these shares, (i) 1 share was owned by Applecross Limited which was wholly-owned by Mr. Lee Ka Kit; and (ii) 1 share was owned by Henderson (China) Investment Company Limited, a wholly-owned subsidiary of Andcoe Limited which was wholly-owned by HC.

32 Of these shares, (i) 25 shares were owned by Shine King International Limited which was wholly-owned by Mr. Lee Ka Kit; and (ii) 75 shares were owned by Henderson (China) Investment Company Limited, a wholly-owned subsidiary of Andcoe Limited which was wholly-owned by HC.

33 The number of share options offered and accepted included the option to subscribe for 200,000 shares in Henderson Cyber Limited granted to the spouse of Mr. Li Ning.

中期報告
2003/2004

恒基兆業地產有限公司

中期業績及股息

董事局宣佈本集團截至二零零三年十二月三十一日止六個月內，未經審核除税項及少數股東權益後之綜合盈利為港幣十億五千二百萬元，與上年度同期重列後之綜合盈利比較，增加百分之十二。每股盈利為港幣六角。

董事局宣佈派發中期股息，每股港幣三角五仙，給予二零零四年四月二十一日登記在公司股東名冊內之股東。

管理層討論及分析

業務回顧

售樓成績

本港經濟在期內逐漸由谷底回升，非典型肺炎疫情過後，市民逐漸恢復消費信心，政府之土地政策轉趨清晰，並容許市場作為主導，加上中央政府相繼推出「更緊密經貿合作」及「自由行」政策，本港物業市場顯著復甦。港元隨美元滙價，相對其他世界主要流通貨幣下滑，亦令本港物業對部份外國投資者而言，顯得吸引。於去年底，樓價及交投量較去年中均有顯著升幅，尤以豪宅為甚。集團截至二零零三年十二月三十一日止之六個月內，售出樓宇自佔共約一千個單位，全部已建成入伙，銷售總值約為港幣二十一億元。

本集團期內建成入伙之地盤如下：

地盤位置	大廈名稱	本集團所佔權益 (%)	樓面面積 (平方呎)
香港			
1. 福利街8號	港灣豪庭二期(住宅)	73.02	514,075
2. 筲箕灣道250號	御景軒	18.13	9,937
		自佔總計：	524,012

本集團發售中之主要地盤及存貨：

地盤位置	大廈名稱	本集團佔 (%)	自佔項目樓面面積 (平方呎)
香港			
1. 大埔露輝路28號	淺月灣一期	100.00	226,561
2. 大埔露屏路1號	淺月灣二期	100.00	182,545
3. 京士柏山道1-98號	京士柏山	62.14	149,828
4. 西摩道3號	輝煌豪園	63.35	117,384
5. 紅荔道8號	半島豪庭	50.00	739,276
6. 元朗大棠路99號	蝶翠峰一及二期 三及四期（綠庭園）	44.00	502,219
7. 英皇道933號	御皇臺	100.00	138,373
8. 將軍澳市地段57及66號	將軍澳中心一及二期	24.63	722,352
9. 青山公路－掃管笏段，管青路2號	愛琴海岸	25.00	312,390
10. 福利街8號	港灣豪庭一及二期（住宅）	73.02	1,054,567
11. 廣華街3號	百利達廣場	100.00	159,212

土地儲備

期內集團申請改變多幅農地用途及與政府磋商農地補地價。位於烏溪沙之地盤，已批准作住宅發展，地積比率為3倍，總樓面約為三百五十萬平方呎，集團自佔約一百四十萬平方呎。上水吳屋村之地塊由3.3倍住宅發展增加至5倍，已與政府達成補價協議，自佔住宅樓面將可增加至約二十二萬平方呎；另鄰近一幅農地亦已申請補地價，自佔樓面約十五萬平方呎。此外，元朗大棠路二期地塊亦已申請換地，可建樓面約六十四萬平方呎，集團自佔約四十四萬平方呎。位於屯門藍地之八萬四千平方呎農地，亦已申請作2.1倍發展，將為集團提供住宅樓面約十七萬平方呎。粉嶺和興路之十七萬平方呎農地在發展後，估計集團自佔住宅樓面約五十八萬平方呎。另外位於粉嶺北區馬適路之地塊，共約七十萬平方呎，預算申請發展為五倍之住宅用地，提供自佔住宅樓面約三百多萬平方呎，惟發展時間將需視乎粉嶺北策略發展區之進度而定。

期內獲城市規劃委員會批准集團多個發展地盤改作酒店用途，建成後合共可提供約五千五百個房間。位於九龍油塘灣之船廠重建計劃，已獲環境保護署批出有關之填海環境許可證，但仍須其他批准及補價，方可施工，整個發展項目計劃興建三十八幢住宅，樓面共約九百七十萬平方呎，集團自佔樓面約一百七十二萬平方呎。集團旗下之香港小輪（集團）有限公司位於大角咀之宿舍地盤，已達成補地價協議，可建商住樓面約三十二萬平方呎。此外，該公司亦購入一個位於旺角塘尾道約六千平方呎地盤，可建商住樓面五萬三千平方呎，而位於油塘草園街6號之物業，可建樓面約十五萬平方呎，亦已申請補地價。

集團於半年結日擁有土地儲備自佔樓面共約一千八百萬平方呎，另有農地土地面積約二千二百萬平方呎。

出租物業

集團上半年度總租金收入約為港幣十億九千六百萬元，與去年同期相若。在上半年度，集團主要出租物業之出租率，維持於上年度同期水平，平均約為百分之九十四。隨着商場租戶之營業額顯著改善，新訂租約亦錄得較高之租金。

本集團及旗下香港中華煤氣有限公司，共擁有機鐵香港站國際金融中心百分之四十七點五權益。第二期樓高八十八層之寫字樓，已於二零零三年五月落成，目前商場及二期寫字樓之出租率分別為百分之八十及百分之七十。

於半年結日，集團出租物業樓面共七百九十萬平方呎。預期在本地投資及消費信心加強，以及中國經濟持續增長之形勢下，商廈及商舖之租金及出租率將持續上升。

建築與物業管理

本集團屬下裕民、恒達、恒順、恒麗等建築公司之多項大型建築項目，如港灣豪庭、大埔比華利山別墅、蝶翠峰及聯營公司合作項目愛琴海岸、國際金融中心二期等相繼落成，均得到各方很高評價，引證了本集團建築公司管理大型及複雜項目之能力。

本集團屬下物業管理公司「恒益」及「偉邦」，為集團、房屋署及私人屋苑，提供優質物業管理服務，除早已成功獲取國際標準認證ISO9001、ISO14001及職業健康與安全認證OHSAS18001，最近更採用嶄新之IMS綜合管理系統，以確保管理質素及效率，並藉在職培訓、義工、環保、職安健、主題年等活動，不斷提升員工質素、服務水平及社會使命感，於2002-2003《合作年》，更積極參與各類公益活動。於期內更共獲60項公開榮譽，包括「四連冠」最高之「環保物業管理獎榮譽金獎」、三度蟬聯「僱主金星獎白金大獎」等。

恒基發展

恒基兆業發展有限公司截至二零零三年十二月三十一日止六個月之綜合盈利為港幣八億二千二百萬元，較去年同期增加百分之六。期內總租金收入約為港幣三億一千五百萬元，較去年同期增加百分之三，主要收租物業之平均出租率約為百分之九十四。香港麗東酒店及九龍麗東酒店均於期內錄得約百分之九十平均入住率，但房租於期內只能維持在較低水平。受惠於中央政府在期內推出「自由行」及「更緊密經貿合作」政策，旗下千色店百貨業務在期內之營業額比去年同期有所增加。

集團屬下之宏力保安服務有限公司提供全面保安專業管理服務，包括護衛、場地保安、危機管理及應變計劃、商場及優質酒店保安服務。期內繼續積極拓展業務，營運收益續有增長。

恒基發展持有百分之六十四權益之中國投資集團有限公司截至二零零三年十二月三十一日止之六個月錄得約港幣六千九百七十萬元之溢利。期內，該公司將位於天津市兩條收費橋樑之經營管理權交予當地政府，在調整相應會計政策後，錄得約港幣一億零四百萬元稅前溢利，但在奉化之一條收費公路則須作資產減值撥備約港幣五千四百萬元。

聯營公司

*香港中華煤氣有限公司*截至二零零三年十二月三十一日止財政年度之股東應佔溢利為港幣三十億五千一百萬元，較上年度增加港幣三百萬元。截至二零零三年底，客戶數目達1,520,166戶，較上年度增加逾49,400戶。西氣東輸管道項目已於二零零三年第四季度開始供氣予華東地區，而其他地區也將在二零零五年開始陸續通氣，此項目將有助推動工商業及居民用氣市場之迅速增長。該集團中國核心業務之長遠發展策略是以天然氣業務為主導，二零零三年內主要集中在廣東、華東、山東及華中等經濟較蓬勃及天然氣即將到臨之地區發展；至今在內地已落實24個城市管道燃氣合資項目，當中包括深圳、南京、武漢及濟南等大型城市。為配合其發展策略，已成立港華投資有限公司為投資控股公司，有效地管理國內之各項投資。在二零零三年，該集團繼續榮獲《遠東經濟評論》列入「亞洲最具領導地位公司」香港區十大最具領導地位企業之一。

在本港，該集團現正計劃及進行多項主要喉管敷設工程，包括新界東部及大嶼山之國際主題公園。於物業發展方面，持有15%權益及位於機鐵香港站上蓋發展項目—國際金融中心第一及第二期之寫字樓及商場部份已相繼建成及出租；此外，該項目之酒店綜合發展部份亦預期於二零零四年底落成後，將由四季酒店集團管理。持有50%權益之西灣河項目預期於二零零五年建成，合共提供二千零二十個住宅單位。另外，馬頭角南廠地盤現亦正在興建五幢住宅樓宇，總樓面約為一百一十萬平方呎，預期在二零零六年落成。展望該集團業務在二零零四年續有穩健增長。

*香港小輪（集團）有限公司*截至二零零三年十二月三十一日止財政年度，除税後綜合溢利為港幣二億六千五百萬元，較二零零二年減少百分之二十二。「港灣豪庭」之銷售收益仍為該集團本年度之主要收入來源，整個發展項目包括商場部份於二零零三年下半年已全部完成。該公司已接納地政總署提出大角咀道222號地盤之補地價，金額約港幣三億九千萬元，建築工程在辦妥有關手續後即將展開，可建總樓面達三十二萬平方呎。該公司於二零零三年十月購入之塘尾道43至51A號地盤，投資總額為港幣一億二千餘萬元，擬興建一幢總樓面約五萬三千平方呎之商住大廈，預期於二零零五年底落成。

*美麗華酒店企業有限公司*截至二零零三年九月三十日止六個月之上半年度未經審核股東應佔溢利約為港幣九千七百萬元，較去年同期上升百分之十一點五。在非典型肺炎影響期間，集團各業務之營業額雖然錄得不同程度跌幅，惟能即時採取多項應變策略，一方面在酒店及餐飲單位推出多種推廣優惠吸引客源，另一方面全線實施額外嚴緊成本控制措施，成功地減低疫症之負面影響。上半年度出售美國物業為集團帶來盈利。預期本港經濟及旅遊業逐步復甦，將惠及該集團各主要業務。

恒基中國

恒基中國集團有限公司截至二零零三年十二月三十一日止六個月內，未經審核除税項及少數股東權益後之綜合虧損為港幣三千二百萬元，而上年度同期虧損港幣一億零四百萬元。雖然國內旅遊及消費在二零零三年上半年受非典型肺炎疫症影響，但市道在下半年已迅速反彈，對甲級寫字樓及商場之需求更為殷切。期內，該集團在上海建成之多個住宅項目存貨全部售罄，而合資發展之「番禺洛溪新城」第九期已售出超過七成單位。

期內，上海「港匯廣場」第二座辦公大樓之建築進度理想，現階段已開始積極策劃出租及出售方案，並與多個投資集團展開初步洽談。此外，亦積極籌備多個地盤之發展計劃，當中有位於北京朝陽區之大型綜合項目，及位於廣州芳村區芳村大道210號之商住綜合項目，兩者均預計在本年內動工興建。

該集團將在適當時機吸納優質土地，並調整集團之土地儲備，除積極發展出售物業外，亦着重擴大經常性租金收益，以提升集團整體回報。

恒基數碼

恒基數碼科技有限公司截至二零零三年十二月三十一日止六個月之股東應佔虧損，約為港幣一千一百萬元，比去年同期之虧損略為減少。於期內積極推行所訂策略，繼續擴展「名氣佳」之寬頻服務及互聯網服務，直通國際電話服務及零售業務。截至二零零三年十二月底已登記使用各項服務之用戶數目合共增長至358,000戶，為恒基數碼之主要收入來源。

恒地批股安排

於二零零三年十月六日，集團按每股港幣32.45元以先舊後新方式配售92,440,000股本公司新股(「股份配售」)，在除去支出後，取得總數約港幣二十九億五千四百萬元之淨金額，其中約三分之一計劃用於以內地遊客為目標之酒店發展項目，而餘下約三分之二擬用於收購新土地及為改變土地用途向政府作出之補地價，以及用作一般營運資金。

集團財務

集團備有極充裕之銀行信貸額可供未來業務發展之用。於二零零三年七月提前取消一項未到期之港幣十億元銀團貸款，期內，集團亦把握本港利息持續低企之機會，將部份銀行借款分段轉為一年或更長之貸款，以便有效地控制集團之借貸成本。集團之借款除小部份為人民幣外，其餘均為港幣借款，故整體之外滙風險極低。於期內，本集團並無運用任何衍生工具作投機活動。

展望

隨着本港經濟復甦，「更緊密經貿合作」及「自由行」成效日漸浮現，以及利率低企等各項利好因素帶動下，本港樓市穩步向好，對集團之物業發展及租務業務均大有裨益。集團現正籌備開售位於西灣河之住宅發展項目，乃港島東區未來三年唯一大型屋苑住宅發展項目，合共提供二千零二十個住宅單位。此外，行將開售之屯門藍地住宅項目，合共提供一千五百七十六個單位，鄰近環境翠綠開揚，「西鐵」啟用後，交通更為方便，相信定能迎合市場需求。

租務市場方面，甲級寫字樓及商場亦因需求增加，帶動租金及出租率顯著回升。集團擁有近八百萬樓面呎之收租物業，大部份物業為商場及高級寫字樓，均位於人流興旺市區中心及鐵路網絡，將為集團帶來穩定增長之租金收益。加上集團旗下各上市聯營公司，包括香港中華煤氣有限公司、香港小輪(集團)有限公司及美麗華酒店企業有限公司之盈利貢獻，為集團穩定收益之基礎。集團在建正待出售之物業，例如西灣河及藍地等發展項目，因成本較低，將會帶來較佳之回報。

預計本港入伙住宅之供應量在未來兩年將會減少，需求卻不斷增加，因此展望未來數年樓價將持續向好，豪宅表現最為突出。集團將把握時機積極增加土地儲備，及與政府洽談更改土地用途及補地價，並參與競投西九龍文化藝術區及其他項目之發展。集團於本年二月發行港幣五十七億五千萬元兩年期可換股債券，並取得標準普爾A-評級，為進一步擴展投資作好準備。如無不可預見之因素下，預期本年度業績將有穩定增長。

簡明中期財務報表

綜合損益計算表(未經審核)

	附註	截至十二月三十一日止六個月 二零零三年 港幣千元	二零零二年 重列 港幣千元
營業額	二	**3,499,562**	4,706,521
直接成本		**(2,340,610)**	(3,299,368)
		1,158,952	1,407,153
其他收入	三	**50,860**	193,657
其他收益淨額	三	**119,388**	9,783
分銷及推廣費用		**(183,471)**	(160,984)
行政費用		**(295,479)**	(331,999)
其他營運費用	四	**(44,702)**	(303,689)
經營溢利	二	**805,548**	813,921
融資成本	六(甲)	**(20,042)**	(71,969)
非營運收入/(費用)	五	**59,155**	(78,163)
		844,661	663,789
應佔聯營公司溢利減虧損		**638,518**	761,900
應佔共同控制公司溢利減虧損		**52,302**	(54,315)
除税前經常性溢利	六	**1,535,481**	1,371,374
税項	七	**(246,180)**	(246,161)
除税後經常性溢利		**1,289,301**	1,125,213
少數股東權益		**(237,099)**	(189,662)
股東應佔溢利		**1,052,202**	935,551
中期結算後宣佈之中期股息	八(甲)	**635,103**	602,749
每股盈利	九	**港幣0.60元**	港幣0.54元

第十四頁至三十頁之附註屬本簡明中期財務報表之一部份,應同時參閱。

簡明中期財務報表

綜合資產負債表

	附註	於二零零三年十二月三十一日 未經審核 港幣千元	於二零零三年六月三十日 重列 港幣千元
非流動資產			
固定資產	十		
－投資物業		**29,340,284**	29,312,429
－其他固定資產		**6,896,204**	5,950,553
		36,236,488	35,262,982
聯營公司權益		**14,416,841**	14,444,820
共同控制公司權益		**7,107,834**	6,067,951
證券投資		**349,170**	816,987
待發展之物業		**3,924,042**	4,489,424
應收分期款		**1,493,046**	1,588,079
應收賬項		**141,814**	—
遞延税項資產		**126,297**	133,607
		63,795,532	62,803,850
流動資產			
租賃土地		**3,390,576**	3,424,887
發展中物業		**5,868,780**	7,213,562
待出售物業		**40,700**	40,700
待出售之建成物業	十一	**5,681,097**	5,760,380
存貨		**52,144**	48,549
證券投資		**501,900**	211,269
應收客戶合約工程款		**30,250**	166,540
購買物業按金		**1,121,855**	368,821
應收貸款		**78,689**	901,459
應收賬項、預付費用及按金	十二	**1,252,350**	1,240,165
應收分期款	十三	**381,885**	430,109
保管賬存款		**1,995**	69,102
已抵押銀行存款		**20,205**	20,205
現金及現金等價物	十四	**2,218,028**	2,362,589
		20,640,454	22,258,337

簡明中期財務報表

綜合資產負債表(續)

	附註	於二零零三年十二月三十一日 未經審核 港幣千元	於二零零三年六月三十日 重列 港幣千元
流動負債			
銀行借款及透支			
一有抵押		**59,370**	45,756
一無抵押		**3,451,625**	1,499,339
其他無抵押借款		**26,320**	—
融資租賃承擔		**—**	47
已收預售樓宇定金		**371**	519,830
租約及其他按金		**375,747**	377,032
應付賬項及應付費用	十五	**1,600,432**	1,635,699
課税準備		**293,281**	392,221
		5,807,146	4,469,924
流動資產淨值		**14,833,308**	17,788,413
總資產減流動負債		**78,628,840**	80,592,263
非流動負債			
銀行借款			
一有抵押		**183,423**	213,729
一無抵押		**7,624,600**	9,634,945
其他無抵押借款		**—**	26,320
土地補償		**16**	17
遞延税項負債		**870,867**	853,000
同母系附屬公司借款		**681,126**	3,707,833
		9,360,032	14,435,844
		69,268,808	66,156,419
少數股東權益		**(13,088,216)**	(13,175,809)
		56,180,592	52,980,610
資本及儲備			
股本	十六	**3,629,160**	3,444,280
股份溢價	十七	**11,157,446**	8,387,915
資本儲備	十八	**1,617,625**	1,617,597
投資物業重估儲備	十九	**8,562,612**	8,552,682
保留溢利	二十	**31,213,749**	30,978,136
		56,180,592	52,980,610

第十四頁至三十頁之附註屬本簡明中期財務報表之一部份，應同時參閱。

簡明中期財務報表

簡明綜合權益變動表(未經審核)

	附註	截至十二月三十一日止六個月 二零零三年 港幣千元	二零零二年 重列 港幣千元
於七月一日之股東權益			
一上期報告		**53,865,903**	56,851,627
一採納經修訂之會計實務準則第12條之影響	一	**(885,293)**	(717,465)
一採納會計實務準則第34條之影響		**—**	(56,572)
一已重列		**52,980,610**	56,077,590
物業重估盈餘／(虧損)			
一投資物業	十九	**8,888**	(1,755,468)
一其他物業		**—**	(177,487)
未確認在綜合損益計算表之淨盈餘／(虧損)		**8,888**	(1,932,955)
本期溢利		**1,052,202**	935,551
本期內核准及支付之末期股息	八(乙)	**(816,561)**	(774,963)
發行股份	十六	**184,880**	—
股份溢價之淨收入	十七	**2,769,531**	—
本期確認之投資物業重估儲備	十九	**1,042**	(9,225)
		3,199,982	(1,781,592)
於十二月三十一日之股東權益		**56,180,592**	54,295,998

第十四頁至三十頁之附註屬本簡明中期財務報表之一部份，應同時參閱。

簡明中期財務報表

簡明綜合現金流量表(未經審核)

	截至十二月三十一日止六個月 二零零三年 港幣千元	 二零零二年 港幣千元
營運活動所(用)／得的現金淨值	**(1,630,707)**	1,742,410
投資活動所(用)／得的現金淨值	**(68,334)**	369,734
融資活動所得／(用)的現金淨值	**1,601,418**	(1,506,770)
現金及現金等價物(減少)／增加淨值	**(97,623)**	605,374
七月一日之現金及現金等價物	**2,210,476**	1,114,190
十二月三十一日之現金及現金等價物	**2,112,853**	1,719,564
現金及現金等價物結餘分析		
證券投資	**1,321**	—
資產負債表之現金及現金等價物	**2,218,028**	1,860,636
銀行透支	**(106,496)**	(141,072)
	2,112,853	1,719,564

簡明中期財務報表附註（未經審核）

一　編製基準

本集團之簡明中期財務報表乃未經審核，惟已由本集團之審核委員會審閱。

本簡明中期財務報表已根據香港聯合交易所有限公司主板上市規則之規定，包括遵守香港會計師公會發出之會計實務準則第25條「中期財務報告」編製而成。

本簡明中期財務報表所採納之主要會計政策，與本集團編製截至二零零三年六月三十日止年度經審核財務報表所使用者相同，惟於編製本期簡明綜合財務報表時首次採納之會計實務準則第12條（經修訂）「所得稅」除外。

因採用會計實務準則第12條（經修訂）「所得稅」，遞延稅項乃以負債法就資產及負債的評稅基準與其於賬目內的賬面值之間的暫時差異，作出全數準備，惟個別情況除外。遞延稅項是按在結算日前已頒佈或實質頒佈之稅率而釐定。

遞延稅項資產乃就有可能將未來可供課稅溢利與可動用之暫時差異抵銷而確認。

於過往年度，遞延稅項是按負債法計算在可預見的將來，合理地估計因收入及支出的會計與稅務處理之間的所有重大時差所產生的稅務影響提撥準備。未來的遞延稅項利益只會在合理地肯定可實現的情況下才會確認。採用會計實務準則第12條（經修訂）乃構成會計政策變動，並已追溯應用，有關比較數字已予重列，以符合修訂後政策。於二零零三年七月一日的股東權益已重列並減少港幣885,293,000元，包括保留溢利減少港幣890,273,000元及投資物業重估儲備增加港幣4,980,000元（於二零零二年七月一日：股東權益減少港幣717,465,000元，包括保留溢利減少港幣688,770,000元及投資物業重估儲備減少港幣28,695,000元）。由於該項政策的轉變，截至二零零三年十二月三十一日止六個月的稅項增加港幣36,058,000元（二零零二年十二月三十一日：港幣82,885,000元）。

簡明中期財務報表附註（未經審核）

二　分部資料

本集團於期內按業務分部劃分之收入及業績之分析如下：

業務分部：

物業發展	—	發展和銷售物業
物業租賃	—	出租物業
財務	—	提供財務借貸
建築工程	—	樓宇建造工程
基建項目	—	投資基建項目
酒店業務	—	酒店經營及管理
百貨業務	—	百貨公司經營及管理
其他	—	投資控股、發展計劃管理、物業管理、代理人服務、清潔服務、保安服務及提供資訊科技服務

截至二零零三年十二月三十一日止六個月

	物業發展 港幣千元	物業租賃 港幣千元	財務 港幣千元	建築工程 港幣千元	基建項目 港幣千元	酒店業務 港幣千元	百貨業務 港幣千元	其他 港幣千元	對銷 港幣千元	綜合 港幣千元
營業額	1,483,973	997,857	55,903	487,206	98,450	57,614	62,470	256,089	—	3,499,562
其他收入	60	1,223	3,068	725	6,566	—	375	33,568	—	45,585
對外收入	1,484,033	999,080	58,971	487,931	105,016	57,614	62,845	289,657	—	3,545,147
分部業務間收入	—	96,592	1,158	282,225	—	—	—	15,126	(395,101)	—
總收入	1,484,033	1,095,672	60,129	770,156	105,016	57,614	62,845	304,783	(395,101)	3,545,147
分部業績	10,039	687,769	51,254	38,340	69,731	(3,577)	2,485	42,650		898,691
分部業務間交易	6,591	(45,004)	(1,158)	(13,157)	—	24,906	8,196	(6,780)		(26,406)
對經營溢利之貢獻	16,630	642,765	50,096	25,183	69,731	21,329	10,681	35,870		872,285
銀行存款利息收入										5,275
未能分類之支出減收入淨額										(72,012)
經營溢利										805,548
融資成本										(20,042)
非營運收入										59,155
										844,661
應佔聯營公司及共同控制公司溢利減虧損										690,820
稅項										(246,180)
少數股東權益										(237,099)
股東應佔溢利										1,052,202

簡明中期財務報表附註（未經審核）

二　分部資料（續）

截至二零零二年十二月三十一日止六個月（重列）

	物業發展 港幣千元	物業租賃 港幣千元	財務 港幣千元	建築工程 港幣千元	基建項目 港幣千元	酒店業務 港幣千元	百貨業務 港幣千元	其他 港幣千元	對銷 港幣千元	綜合 港幣千元
營業額	2,600,967	1,015,700	96,898	455,642	112,648	63,249	61,873	299,544	—	4,706,521
其他收入	876	1,364	290	352	85	—	298	169,674	—	172,939
對外收入	2,601,843	1,017,064	97,188	455,994	112,733	63,249	62,171	469,218	—	4,879,460
分部業務間收入	—	74,630	1,416	749,454	—	—	—	12,946	(838,446)	—
總收入	2,601,843	1,091,694	98,604	1,205,448	112,733	63,249	62,171	482,164	(838,446)	4,879,460
分部業績	(75,586)	643,056	99,282	71,510	74,662	(2,786)	(544)	234,112		1,043,706
分部業務間交易	31,721	(54,913)	(1,416)	(52,342)	—	26,753	9,024	(6,672)		(47,845)
對經營溢利之貢獻	(43,865)	588,143	97,866	19,168	74,662	23,967	8,480	227,440		995,861
銀行存款利息收入										20,718
未能分類之支出減收入淨額										(202,658)
經營溢利										813,921
融資成本										(71,969)
非營運費用										(78,163)
										663,789
應佔聯營公司及共同控制公司溢利減虧損										707,585
税項										(246,161)
少數股東權益										(189,662)
股東應佔溢利										935,551

簡明中期財務報表附註（未經審核）

二　分部資料(續)

地區分部：

截至二零零三年十二月三十一日止六個月

	香港 港幣千元	中國 港幣千元	綜合 港幣千元
營業額	**3,323,362**	**176,200**	**3,499,562**
其他收入(不包括銀行存款利息收入)	**36,589**	**8,996**	**45,585**
對外收入	**3,359,951**	**185,196**	**3,545,147**

截至二零零二年十二月三十一日止六個月

	香港 港幣千元	中國 港幣千元	綜合 港幣千元
營業額	4,457,211	249,310	4,706,521
其他收入(不包括銀行存款利息收入)	170,237	2,702	172,939
對外收入	4,627,448	252,012	4,879,460

三　其他收入及其他收益淨額

	截至十二月三十一日止六個月 二零零三年 港幣千元	 二零零二年 港幣千元
其他收入：		
利息收入	**10,743**	24,727
其他	**40,117**	168,930
	50,860	193,657
其他收益淨額：		
出售證券投資溢利／(虧損)	**1,262**	(253)
出售固定資產溢利／(虧損)		
－橋樑	**104,332**	—
－其他	**(681)**	(497)
其他	**14,475**	10,533
	119,388	9,783

簡明中期財務報表附註（未經審核）

四　其他營運費用

	截至十二月三十一日止六個月	
	二零零三年 港幣千元	二零零二年 港幣千元
物業項目撥備	—	257,620
壞賬撇數	**6,794**	37,836
其他	**37,908**	8,233
	44,702	303,689

五　非營運收入／(費用)

	截至十二月三十一日止六個月	
	二零零三年 港幣千元	二零零二年 港幣千元
持有未實現盈利／(虧損)之證券投資	**132,988**	(39,711)
高速公路經營權、物業、廠房及設備減值虧損	**(53,614)**	(14,318)
商譽攤銷	**(21,363)**	(22,000)
其他	**1,144**	(2,134)
	59,155	(78,163)

簡明中期財務報表附註（未經審核）

六 除税前經常性溢利

本期綜合除税前經常性溢利，已扣除／(計入)下列各項：

(甲) 融資成本:

	截至十二月三十一日止六個月	
	二零零三年	二零零二年
	港幣千元	港幣千元
借款利息	**132,291**	190,267
其他借貸成本	**23,556**	56,471
	155,847	246,738
減：資本化之數額*		
－利息	**(114,036)**	(133,152)
－其他借貸成本	**(21,769)**	(41,617)
	20,042	71,969

* 借貸成本乃根據年利率0.68%至1.75%(二零零二年：1.58%至2.38%)之息率資本化。

(乙) 除已於附註三至六(甲)中披露外之其他項目：

	截至十二月三十一日止六個月	
	二零零三年	二零零二年
	港幣千元	港幣千元
攤銷及折舊	**44,486**	51,041
減：資本化之數額	**(12)**	(40)
	44,474	51,001
員工成本**	**371,455**	404,637
減：資本化之數額	**(10,036)**	(15,206)
	361,419	389,431
出售成本		
－待出售之建成物業	**1,343,064**	2,237,495
－存貨	**69,555**	99,660

** 本集團員工成本中有部份乃屬於直接成本。

簡明中期財務報表附註（未經審核）

七 稅項

綜合損益計算表內列報之稅項代表：

	截至十二月三十一日止六個月 二零零三年 港幣千元	二零零二年 重列 港幣千元
集團		
香港－利得稅	**75,446**	92,182
香港－遞延稅項	**1,322**	54,726
香港以外－利得稅	**8,477**	2,250
香港以外－遞延稅項	**23,855**	11,612
應佔聯營公司稅項	**135,186**	84,764
應佔共同控制公司稅項	**1,894**	627
	246,180	246,161

香港利得稅準備乃按期內估計應課稅溢利之17.5%（二零零二年：16%）計算。

香港以外稅項準備乃按期內之適用稅率就期內在有關境外司法管轄區賺取之估計應課稅溢利計算。

簡明中期財務報表附註（未經審核）

八 股息

（甲）本期內股息：

	截至十二月三十一日止六個月	
	二零零三年	二零零二年
	港幣千元	港幣千元
中期結算後宣佈之中期股息 每股港幣三角五仙 （二零零二年：每股港幣三角五仙）	**635,103**	602,749

中期結算後宣佈的中期股息尚未在中期結算日確認為負債。

（乙）屬於上一財政年度，並於本期內核准及支付的末期股息：

	截至十二月三十一日止六個月	
	二零零三年	二零零二年
	港幣千元	港幣千元
屬於上一財政年度，並於本期內核准及支付的末期股息 每股港幣四角五仙（二零零二年：每股港幣四角五仙）	**816,561**	774,963

九 每股盈利

每股盈利乃按股東應佔溢利港幣1,052,202,000元（二零零二年重列：港幣935,551,000元），並按期內已發行普通股加權平均數1,758,814,565股（二零零二年：1,722,140,000普通股）計算。於二零零二年及二零零三年均無潛在攤薄之每股盈利。

簡明中期財務報表附註（未經審核）

十 固定資產

	投資物業 港幣千元	其他 固定資產 港幣千元	合計 港幣千元
成本值或估值：			
於二零零三年七月一日	29,312,429	6,836,594	36,149,023
添置	47,466	81,209	128,675
出售	(19,611)	(199,049)	(218,660)
轉自待發展／發展中之物業	—	1,062,867	1,062,867
於二零零三年十二月三十一日	29,340,284	7,781,621	37,121,905
攤銷、折舊及減值：			
於二零零三年七月一日	—	886,041	886,041
本期折舊	—	44,486	44,486
出售資產折舊撥回	—	(98,724)	(98,724)
減值虧損	—	53,614	53,614
於二零零三年十二月三十一日	—	885,417	885,417
賬面淨值或估值：			
於二零零三年十二月三十一日	29,340,284	6,896,204	36,236,488
於二零零三年六月三十日	29,312,429	5,950,553	35,262,982

本集團之投資物業及酒店物業已於二零零三年六月三十日由獨立專業測量師行—戴德梁行以公開市值為準則作出重估。董事局認為，本集團固定資產之市值在本期內並無特別變化。

十一 待出售之建成物業

待出售之建成物業之賬面值，其中以按可變現淨值列賬為港幣3,248,271,000元（於二零零三年六月三十日：港幣3,754,228,000元）。

簡明中期財務報表附註（未經審核）

十二 應收賬項、預付費用及按金

本集團設有特定之信貸政策，買家是按照買賣合約的條文而繳交售出物業的作價。出租物業的每月租金是由租戶預先繳納。而樓宇貸款及其他貿易應收賬是按個別合約繳款條文而繳付其賬項。應收貿易賬項之賬齡分析乃按時編製及審慎控制有關之信貸風險至最低水平。

應收貿易賬項(扣除壞賬準備)之賬齡分析如下：

	於二零零三年十二月三十一日 港幣千元	於二零零三年六月三十日 港幣千元
逾期一個月內	**275,577**	252,200
逾期一個月但少於三個月	**68,426**	69,493
逾期三個月但少於六個月	**12,823**	21,149
逾期超過六個月	**231,680**	228,582
	588,506	571,424
預付費用、按金及其他應收賬項	**663,844**	668,741
	1,252,350	1,240,165

十三 應收分期款

應收分期款(扣除壞賬準備)之賬齡分析如下：

	於二零零三年十二月三十一日 港幣千元	於二零零三年六月三十日 港幣千元
逾期一個月內	**354,637**	399,306
逾期一個月但少於三個月	**3,723**	3,967
逾期三個月但少於六個月	**3,324**	3,642
逾期超過六個月	**20,201**	23,194
	381,885	430,109

簡明中期財務報表附註（未經審核）

十四 現金及現金等價物

	於二零零三年十二月三十一日 港幣千元	於二零零三年六月三十日 港幣千元
銀行及其他金融機構存款	**1,713,712**	1,694,232
銀行存款及現金	**504,316**	668,357
	2,218,028	2,362,589

十五 應付賬項及應付費用

應付貿易賬項之到期日分析如下：

	於二零零三年十二月三十一日 港幣千元	於二零零三年六月三十日 港幣千元
一個月內及按要求還款	**468,335**	407,537
一個月後但三個月內到期	**163,471**	166,549
三個月後但六個月內到期	**120,673**	173,351
六個月後到期	**396,842**	479,231
	1,149,321	1,226,668
其他應付賬項及應付費用	**451,111**	409,031
	1,600,432	1,635,699

簡明中期財務報表附註（未經審核）

十六 股本

	股數		票面值	
	於二零零三年十二月三十一日 千計	於二零零三年六月三十日 千計	於二零零三年十二月三十一日 港幣千元	於二零零三年六月三十日 港幣千元
法定股本				
普通股每股港幣二元	**2,000,000**	1,800,000	**4,000,000**	3,600,000
發行及繳足股本				
普通股每股港幣二元				
期初結存	**1,722,140**	1,722,140	**3,444,280**	3,444,280
發行新股	**92,440**	—	**184,880**	—
於結算日結存	**1,814,580**	1,722,140	**3,629,160**	3,444,280

根據本公司於二零零二年十二月十八日舉行本公司股東週年大會所授予董事局之一般性授權，董事局於二零零三年十月二十日舉行之本公司董事局會議批准下列事宜：

(1) 本公司透過增加200,000,000股每股面值港幣2.00元之額外普通股股份（於股息方面及其他各方面均與本公司現有股份享有同等權利），以使本公司之法定股本增加至港幣4,000,000,000元；及

(2) 本公司以現金每股港幣31.961元之價格發行本公司每股面值港幣2.00元之普通股92,440,000股。

十七 股份溢價

	港幣千元
於二零零三年七月一日結存	**8,387,915**
發行股份之溢價	**2,769,595**
發行股份之費用支出	**(64)**
於二零零三年十二月三十一日結存	**11,157,446**

股份溢價之應用是受香港《公司條例》第48B條所管轄。

簡明中期財務報表附註（未經審核）

十八 資本儲備

	其他物業重估儲備 港幣千元	綜合賬項儲備 港幣千元	資本贖回儲備 港幣千元	滙兌儲備 港幣千元	其他儲備 港幣千元	合計 港幣千元
於二零零三年七月一日結存	152,054	1,446,702	20,200	(3,815)	2,456	1,617,597
由損益計算表撥轉入（附註二十）	—	—	—	—	28	28
於二零零三年十二月三十一日結存	152,054	1,446,702	20,200	(3,815)	2,484	1,617,625

資本贖回儲備之應用是受香港《公司條列》第49H條所管轄。

其他物業重估儲備、綜合賬項儲備及滙兌儲備之設立，將根據就透過收購附屬公司、聯營公司及共同控制公司所產生之商譽，物業重估及外幣換算所採用之會計政策處理這些儲備。

其他儲備代表就成立於中國之公司的法定儲備。根據中國有關對於外資全資公司的條例及守則，本集團的其中兩間附屬公司在期內需要最少撥轉按中國會計守則計算除稅後溢利的10%往儲備基金，直至此儲備基金的結存達至該等有關附屬公司註冊資本的50%。

十九 投資物業重估儲備

	港幣千元
於二零零三年七月一日結存	
－上期報告	8,547,702
－前期調整（附註一）	4,980
－已重列	8,552,682
應佔聯營公司重估升值	8,888
售出物業撥轉損益計算表	1,042
於二零零三年十二月三十一日結存	8,562,612

簡明中期財務報表附註（未經審核）

二十 保留溢利

	港幣千元
於二零零三年七月一日結存	
－上期報告	**31,868,409**
－前期調整（附註一）	**(890,273)**
－已重列	**30,978,136**
本期內核准及支付屬於上年度之股息（附註八（乙））	**(816,561)**
本期溢利	**1,052,202**
轉往資本儲備（附註十八）	**(28)**
於二零零三年十二月三十一日結存	**31,213,749**

二十一 承擔項目

於二零零三年十二月三十一日，本集團未計提之承擔項目如下：

	於二零零三年十二月三十一日 港幣千元	於二零零三年六月三十日 港幣千元
(1) 就物業收購，未來發展及有關內部裝置費用並已簽約之承擔	**116,932**	334,197
(2) 就合約責任提供資金予位於香港以外成立之附屬公司及聯營公司之承擔	**1,945,778**	2,327,265
(3) 已由董事批准但尚未簽約之未來發展及有關內部裝修費用	**4,590,047**	4,945,939
	6,652,757	7,607,401

根據結算日之資料，董事估計本集團於上述承擔項目支付日期如下：

	於二零零三年十二月三十一日 港幣千元	於二零零三年六月三十日 港幣千元
一年內	**2,158,841**	2,929,952
一年後但兩年內	**1,568,678**	1,745,394
兩年以後	**2,925,238**	2,932,055
	6,652,757	7,607,401

簡明中期財務報表附註（未經審核）

二十二 重要租賃安排

於二零零三年十二月三十一日，本集團不可解除的經營租賃承擔如下：

(1) 本集團以經營租賃租入若干物業。這些租賃一般初步為期一至五年，並且有權選擇在到期日後續期，屆時所有條款均可重新商定。沒有任何租賃包括或然租金。

本集團根據不可解除的經營租賃在日後應付的最低租賃付款額總數如下：

	於二零零三年十二月三十一日 港幣千元	於二零零三年六月三十日 港幣千元
一年內	**10,703**	16,303
一年後但五年內	**4,012**	37,009
五年後	**—**	152,082
	14,715	205,394

(2) 本集團亦有以經營租賃租用電訊網絡設備。部份租賃是沒有特定條款而其餘的租賃起首期為三個月、六個月或一年，當起首租賃期屆滿後可選擇再續期。沒有任何租賃包括或然租金。

本集團根據不可解除的經營租賃在日後應付的最低租賃付款額總數如下：

	於二零零三年十二月三十一日 港幣千元	於二零零三年六月三十日 港幣千元
一年內	**2,067**	3,502
一年後但五年內	**—**	155
	2,067	3,657

簡明中期財務報表附註（未經審核）

二十三 或然負債

於二零零三年十二月三十一日，本集團之或然負債如下：

	於二零零三年十二月三十一日 港幣千元	於二零零三年六月三十日 港幣千元
（甲）本集團為樓宇買家向財務公司發出之擔保	**238,996**	232,647
（乙）本公司為聯營公司及共同控制公司已使用之銀行額度向銀行發出之擔保	**2,224,998**	3,526,014
	2,463,994	3,758,661

（丙）本集團向第三者發出擔保保證有關附屬公司就合作物業發展計劃應佔出資之已簽約承擔。於二零零三年十二月三十一日，本集團並無該等或然負債（於二零零三年六月三十日：港幣294,000,000元）。

二十四 有關聯人士重大交易

（甲）同母系附屬公司交易

本集團與恒基兆業有限公司及其附屬公司之重大交易如下：

	截至十二月三十一日止六個月 二零零三年 港幣千元	二零零二年 港幣千元
貸款安排費（註1）	**12,696**	39,059
大廈管理服務收入（註3）	**17,449**	17,643
租務佣金收入（註3）	**6,635**	6,812
其他利息支出（註1）	**16,411**	40,287

（乙）與聯營公司及共同控制公司交易

本集團與其聯營公司及共同控制公司之重大交易如下：

	截至十二月三十一日止六個月 二零零三年 港幣千元	二零零二年 港幣千元
其他利息收入（註1）	**3,404**	21,085
獲取物業發展權之支付金額（註4）	**—**	380,529
管理費收入（註3）	**15,580**	3,508
建築工程收入（註2）	**468,888**	364,409

簡明中期財務報表附註（未經審核）

二十四 有關聯人士重大交易(續)

(丙) 與關聯公司交易

本集團與由本集團董事管理之基金之重大交易如下：

	截至十二月三十一日止六個月	
	二零零三年	二零零二年
	港幣千元	港幣千元
建築工程收入(註2)	**11,779**	2,206

註：

(1) 貸款安排費，利息收入及支出乃按當時有關貸款結餘額參考香港銀行同業拆息或優惠利率計算。

(2) 建築工程收入為代付成本加上若干百份比之服務費用。

(3) 此等交易乃按一般商業條款及於正常業務範圍內進行。

(4) 本集團根據與聯營公司簽訂之合約支付相關金額以獲取物業發展之住宅項目銷售所得款項淨額之27%。

(丁) 與本公司董事所控制之公司之交易

本公司董事李家傑先生透過其所控制或擁有之公司在本公司或本集團之若干附屬公司及聯營公司擁有個別之權益，而本集團則透過這些附屬公司及聯營公司持有若干在中國發展項目之權益。李先生透過其所控制或擁有之公司根據其於這些附屬公司及聯營公司之股本權益百分比以墊款方式向這些公司提供融資。於二零零三年十二月三十一日李先生透過其所控制或擁有之公司，向這些附屬公司及聯營公司墊支款項總額分別為港幣414,441,000元(於二零零三年六月三十日：港幣414,438,000元)及港幣664,322,000元(於二零零三年六月三十日：港幣664,322,000元)，全部均無抵押。截至二零零三年十二月三十一日止六個月內，這些附屬公司及聯營公司就上述安排向李先生所控制或擁有之公司支付利息分別為港幣零元(二零零二年：港幣零元)及港幣零元(二零零二年：港幣17,764,000元)。

二十五 比較數字

由於採用遞延稅項之會計決策，因此部份比較數字已經作出調整，有關詳情載於附註一。

財務回顧

業績檢討

截至二零零三年十二月三十一日止之六個月內，集團的營業額約為港幣三十五億元，較去年同期減少百份之二十六，主要由於期內建成之樓面面積較上年同期減少。集團在期內的股東應佔盈利約為港幣十億零五千二百萬元，較去年同期重列的股東應佔盈利港幣九億三千六百萬元(重列前為港幣十億零一千萬元)增加百分之十二。上述的盈利重列乃由於本集團由二零零三年七月一日起採納會計實務準則第十二條(經修訂)「所得税」的新規則而作出的遞延税項處理。

集團之物業發展業務在上半年所錄得的營業額雖然較去年同期減少百分之四十三，為港幣十四億八千四百萬元，但此業務相對去年同期已轉虧為盈，並錄得約港幣一千六百六十萬元之溢利。預計在本港物業市場逐步復甦之情況下，此業務在下半年度的表現將會有所改善。

集團於本上半年度之毛租金收入約為港幣十億九千六百萬元，與去年同期相若。而在六個月期內來自出租物業之營運溢利約為港幣六億四千三百萬元，較去年同期增加百分之九，此乃由於集團這方面的業績在去年同期因需就國內其中一個投資物業的拖欠租金作壞賬撇數而受到負面影響。集團在本港之核心出租物業以聚集位於新市鎮中心及交通匯點之購物商場作投資物業之策略，提供穩定的經常性收入。

集團的財務業務主要為提供樓宇按揭貸款予旗下物業單位之買家而收取利息，於期內為集團帶來約港幣五千萬元之溢利，相對上年度同期錄得之港幣九千八百萬元，部份由於期內利率下降而令利息收入減少，及恒基中國從聯營公司收取的利息有所減少。

集團的建築業務主要承做集團旗下發展項目之建造工程，於期內提供約港幣二千五百萬元之盈利貢獻，較去年同期增長百分之三十一，主要是由於集團所興建而包括「港灣豪庭」第二期在內的數項物業發展項目在期內竣工，且集團繼續有效地控制成本。

集團透過旗下一間附屬公司「中國投資集團有限公司」，於國內經營基建項目所產生的業績約為港幣六千九百七十萬元，相對去年同期錄得之港幣七千四百七十萬元。由於收費公路及橋樑之交通流量及收入均略為下降，令此項業務在期內之營業額有所減少。在期內，由於中國投資集團有限公司將位於天津市的兩條收費橋樑轉交予市政府，為集團提供港幣一億零四百萬元的收益。另外，鑑於在浙江省奉化市的收費公路附近現設有其他路線而使競爭形勢銳變所帶來的負面影響，該公司董事局經考慮後將該等收費公路作港幣五千四百萬元之資產減值撥備。

集團之酒店業務在上半年度提供約港幣二千一百三十萬元之盈利貢獻，較去年同期減少百分之十一，主要由於酒店租金仍處相對較低水平，反映非典型肺炎在二零零三年上半年肆虐的後遺症。集團之百貨業務錄得經營溢利約為港幣一千零七十萬元，較上年度同期增加百分之二十六，主要受惠於消費意慾的恢復及旅客的增長。

集團之其他業務在上半年度總共提供約為港幣三千六百萬元之盈利貢獻，相對上年度同期錄得的港幣二億二千七百萬元盈利。此下降的盈利水平反映因集團在本期內沒有收取上年同期就一項重建項目的補償金而回復常規。

集團應佔聯營公司在本期內之溢利減虧損約為港幣六億三千九百萬元，較上年同期減少百分之十六。當中集團應佔三間上市聯營公司之盈利於期內在非典型肺炎的後遺症影響下為集團提供約港幣六億一千九百萬元，相對去年同期所錄得的港幣七億三千一百萬元。同期內，集團旗下主要參與物業發展及物業投資的共同控制公司在回撥部份於前年度物業減值的撥備後，則扭轉上年度同期之虧損而錄得約港幣五千二百萬元的溢利。

財務來源及資金流動性

截至二零零三年十二月三十一日，集團之股東權益約為港幣五百六十一億八千一百萬元，比對截至二零零三年六月三十日調整後之港幣五百二十九億八千一百萬元增加百分之六。此乃由於集團在二零零三年十月以先舊後新形式配售本公司股份，增加約港幣二十九億五千四百萬元之股東資本。本集團財政狀況穩健，資本雄厚及負債情況相對保持於低水平。截至半年結日，集團之銀行淨借貸總額在扣除所持現金約港幣二十二億三千八百萬元後約為港幣九十一億零七百萬元。除一間集團附屬公司之小部份銀行借貸外，本集團所有之銀行借貸均無抵押及大部份為有承諾額度。集團現有充裕之銀行承諾信貸額度及穩定之經常性收入基礎帶來持續現金流入，令集團具備充裕之財務資源應付日常業務運作及未來業務擴展之用。

集團並無於期內在核心業務以外進行大型收購或出售資產。

貸款到期組合

集團截至二零零三年十二月三十一日及二零零三年六月三十日之銀行借貸及未償還借貸之償還期分別概述如下：

	二零零三年 十二月三十一日 港幣千元	二零零三年 六月三十日 港幣千元
償還期：		
一年內	**3,537,315**	1,545,095
一年後及兩年內	**1,827,744**	5,374,740
兩年後及五年內	**5,980,279**	4,434,979
五年後	**—**	65,275
銀行借貸總額	**11,345,338**	11,420,089
減：銀行存款及現金	**(2,238,233)**	(2,382,794)
銀行淨借貸總額	**9,107,105**	9,037,295

借貸比率

以集團銀行淨借貸總額相對股東權益比例計算之借貸比率，由二零零三年六月三十日之百份之十七下降至本半年結日之百分之十六點二。在市場息率低企之環境下，集團在期內撥作資本性支出前之利息支出減少至約港幣一億五千六百萬元。本財政年度上半年之經營溢利為港幣八億零五百萬元，相對撥作資本性支出前的利息支出港幣一億五千六百萬元之比率為五點二倍，相對上年度同期末之比率為三點三倍。

利率風險及外滙風險

本集團之融資及庫務事務乃由中央管理層執管。集團之融資安排以港幣為主。本集團之銀行借貸主要由國際性銀行在香港提供，而貸款利息主要是按香港銀行同業拆息基準加若干議定之息差計算，故屬浮息性質。為了有效地控制集團將來之借貸成本，本集團藉著本地的息率低企已在恰當時鎖定一年或較長期息率，從而拆入定息貸款來配合集團部份之中期資金需求，亦就一部份銀行貸款簽訂港幣掉期合約。截至二零零三年十二月三十一日，集團仍有若干未到期的港幣利率掉期合約。

本集團之上市附屬公司，恒基中國集團有限公司，於期內借入及用於國內物業項目上之貸款較少部份為人民幣。同時，集團另一間附屬公司，中國投資集團有限公司，用於國內基建項目的銀行貸款亦有部份為人民幣。但整體而言，本集團之核心業務並無顯著之外滙風險。集團素來對金融衍生工具的運用抱嚴謹態度，並只用作管理貸款之利息及外滙風險，而集團在期內並無簽訂任何貨幣掉期合約。

資本性承擔

截至二零零三年十二月三十一日，集團之資本性承擔額為港幣六十六億五千三百萬元，相對截至二零零三年六月三十日所錄得港幣七十六億零七百萬元。而截至本半年結日，集團就其在香港及國內未來發展等費用已由董事局批准但尚未簽約之承擔為港幣四十五億九千萬元，跟上個財政年底相若。

或然負債

截至二零零三年十二月三十一日，集團之或然負債約為港幣二十四億六千四百萬元，較截至二零零三年六月三十日所錄得的約港幣四十億零五千三百萬元下降百分之三十九。此等或然負債主要包含恒基兆業地產有限公司向商業銀行就共同控制公司之銀行貸款提供之擔保。

資金及資金運用

本集團將繼續適當地運用本公司之資本及集團之累積盈利來發展集團之業務。集團亦備有充裕之資金來源及銀行貸款額度，以供旗下各項業務運作及擴展之用。

僱員

本集團於二零零三年十二月三十一日有約6,100名全職聘用之僱員，而於去年十二月三十一日全職聘用之僱員數目約6,400名。僱員之薪酬福利，與市場及同業之水平相若。年終集團按員工之個別表現，發放酌情花紅。員工福利包括醫療保險、退休計劃、培訓計劃及教育資助等。

經恒基中國集團有限公司(「恒基中國」)或其任何附屬公司聘用之僱員、恒基中國或其附屬公司之董事(不論為執行或非執行董事)及顧問，可獲授恒基中國股份期權，按恒基中國於二零零三年十二月一日股東特別大會上批准之認購股份期權計劃之規定及條款，認購恒基中國股份。

經恒基數碼科技有限公司(「恒基數碼」)或其任何附屬公司全職聘用之僱員及出任任何該等公司執行董事之本集團僱員，可獲授恒基數碼股份期權，按恒基數碼於二零零零年六月二十八日股東特別大會上批准之認購股份期權計劃之規定及條款，認購恒基數碼股份。

截至二零零三年十二月三十一日止六個月之僱員總成本為港幣三億七千一百萬元，而去年同期之僱員總成本為港幣四億零五百萬元。

其他資料

截止過戶日期

本公司將於二零零四年四月十九日（星期一）至二零零四年四月二十一日（星期三）（首尾兩天包括在內），暫停辦理股票登記及過戶手續。為確保享有中期股息之權利，所有股份過戶文件連同有關股票，最遲須於二零零四年四月十六日（星期五）下午四時前，送達香港皇后大道東一八三號合和中心19樓本公司之股份登記及過戶處香港中央證券登記有限公司辦理過戶手續。股息單將於二零零四年四月二十三日（星期五）或以前寄送各股東。

購買、出售或贖回本公司之上市證券

除恒基兆業地產有限公司於去年十月之股份配售外，本公司或任何本公司之附屬公司於期內並無購買、出售或贖回本公司之上市證券。

審核委員會

審核委員會於本年三月舉行會議，審閱內部監控系統及截至二零零三年十二月三十一日止之中期業績報告。

最佳應用守則

本公司之非執行董事之任期乃根據本公司之公司細則第116條規定，於股東週年大會上輪值告退及可膺選連任，並無指定任期。除上述事項，據董事所知並無任何資料可合理地顯示本公司於現時或截至二零零三年十二月三十一日止六個月內任何時間未有遵守香港聯合交易所有限公司證券上市規則附錄14所載之最佳應用守則。

承董事局命
秘書
葉盈枝　謹啟

香港，二零零四年三月十七日

披露權益資料

董事於股份之權益

於二零零三年十二月三十一日，根據證券及期貨條例第352條須予設置之名冊所載，或根據上市公司董事進行證券交易的標準守則向本公司及香港聯合交易所有限公司作出之申報，公司各董事於本公司及聯繫公司(定義見證券及期貨條例第XV部)的股份、相關股份及債券中擁有的權益及淡倉如下：

普通股(除文義另有所指外)

好倉

公司名稱	董事姓名	附註	個人權益	家族權益	公司權益	其他權益	總數	百份比權益
恒基兆業地產有限公司	李兆基	1			1,122,938,300		1,122,938,300	61.88
	李家傑	1				1,122,938,300	1,122,938,300	61.88
	李家誠	1				1,122,938,300	1,122,938,300	61.88
	李　寧	1		1,122,938,300			1,122,938,300	61.88
	李達民		498,000				498,000	0.03
	羅德丞		11,000				11,000	0.00
	李王佩玲		30,000				30,000	0.00
	簡福飴	2		24,000			24,000	0.00
	李鏡禹	3	26,400	16,500	19,800		62,700	0.00
	馮李煥琼		1,000,000				1,000,000	0.06
	梁　昇		85,600				85,600	0.00
	何永勳		100				100	0.00
	胡家驃	4		2,000			2,000	0.00
恒基兆業發展有限公司	李兆基	5	34,779,936		2,075,859,007		2,110,638,943	74.92
	李家傑	5				2,075,859,007	2,075,859,007	73.68
	李家誠	5				2,075,859,007	2,075,859,007	73.68
	李　寧	5		2,075,859,007			2,075,859,007	73.68
	李達民		6,666				6,666	0.00
	羅德丞		404,375				404,375	0.01
	李鏡禹	6	959,028	42,711			1,001,739	0.04
	梁　昇		150,000				150,000	0.01
	何永勳		1,100				1,100	0.00

普通股(除文義另有所指外)(續)

好倉

公司名稱	董事姓名	附註	個人權益	家族權益	公司權益	其他權益	總數	百份比權益
恒基中國集團有限公司	李兆基	7			325,133,977		325,133,977	65.45
	李家傑	7				325,133,977	325,133,977	65.45
	李家誠	7				325,133,977	325,133,977	65.45
	李　寧	7		325,133,977			325,133,977	65.45
	胡家驃		544,802				544,802	0.11
恒基數碼科技有限公司	李兆基	8	173,898		4,244,996,094		4,245,169,992	84.90
	李家傑	8				4,244,996,094	4,244,996,094	84.90
	李家誠	8				4,244,996,094	4,244,996,094	84.90
	李　寧	8		4,244,996,094			4,244,996,094	84.90
	李達民		33				33	0.00
	羅德丞		2,021				2,021	0.00
	林高演		55				55	0.00
	李鏡禹	9	4,795	588			5,383	0.00
	梁　昇		750				750	0.00
	何永勳		5				5	0.00
香港中華煤氣有限公司	李兆基	10	3,226,174		2,157,017,776		2,160,243,950	38.28
	李家傑	10				2,157,017,776	2,157,017,776	38.22
	李家誠	10				2,157,017,776	2,157,017,776	38.22
	李　寧	10		2,157,017,776			2,157,017,776	38.22
香港小輪(集團)有限公司	李兆基	11	7,799,220		111,636,090		119,435,310	33.52
	李家傑	11				111,636,090	111,636,090	31.33
	李家誠	11				111,636,090	111,636,090	31.33
	李　寧	11		111,636,090			111,636,090	31.33
	林高演		150,000				150,000	0.04
	馮李煥琼		465,100				465,100	0.13
	梁希文		2,250				2,250	0.00
美麗華酒店企業有限公司	李兆基	12			252,169,250		252,169,250	43.69
	李家傑	12				252,169,250	252,169,250	43.69
	李家誠	12				252,169,250	252,169,250	43.69
	李　寧	12		252,169,250			252,169,250	43.69
	簡福飴	13		20,000			20,000	0.00
	胡寶星	14	2,705,000		2,455,000		5,160,000	0.89

普通股(除文義另有所指外)(續)

好倉

公司名稱	董事姓名	附註	個人權益	家族權益	公司權益	其他權益	總數	百份比權益
恒基兆業有限公司	李兆基	15			8,190 (普通股A股)		8,190 (普通股A股)	100.00
	李兆基	16			3,510 (無投票權B股)		3,510 (無投票權B股)	100.00
	李兆基	17	35,000,000 (無投票權遞延股份)		15,000,000 (無投票權遞延股份)		50,000,000 (無投票權遞延股份)	100.00
	李家傑	15				8,190 (普通股A股)	8,190 (普通股A股)	100.00
	李家傑	16				3,510 (無投票權B股)	3,510 (無投票權B股)	100.00
	李家傑	17				15,000,000 (無投票權遞延股份)	15,000,000 (無投票權遞延股份)	30.00
	李家誠	15				8,190 (普通股A股)	8,190 (普通股A股)	100.00
	李家誠	16				3,510 (無投票權B股)	3,510 (無投票權B股)	100.00
	李家誠	17				15,000,000 (無投票權遞延股份)	15,000,000 (無投票權遞延股份)	30.00
	李 寧	15		8,190 (普通股A股)			8,190 (普通股A股)	100.00
	李 寧	16		3,510 (無投票權B股)			3,510 (無投票權B股)	100.00
	李 寧	17		15,000,000 (無投票權遞延股份)			15,000,000 (無投票權遞延股份)	30.00
Angelfield Investment Limited	林高演	18			1		1	50.00

普通股(除文義另有所指外)(續)

好倉

公司名稱	董事姓名	附註	個人權益	家族權益	公司權益	其他權益	總數	百份比權益
Best Homes Limited	李兆基	19			26,000		26,000	100.00
	李家傑	19				26,000	26,000	100.00
	李家誠	19				26,000	26,000	100.00
	李 寧	19		26,000			26,000	100.00
中國投資集團有限公司	胡家驃	20			16,000		16,000	5.33
精威置業有限公司	梁希文	21			5,000		5,000	4.49
	胡寶星	22			3,250		3,250	2.92
威永投資有限公司	李家傑	23			5,000	5,000	10,000	100.00
端輝投資有限公司	馮李煥琼		2,000				2,000	20.00
盈基發展有限公司	馮李煥琼		50				50	5.00
興輝置業有限公司	李家傑	24			4,000	6,000	10,000	100.00
喜田地產有限公司	李兆基	25			100		100	100.00
	李家傑	25				100	100	100.00
	李家誠	25				100	100	100.00
	李 寧	25		100			100	100.00
利士運發展有限公司	羅德丞	26			1		1	16.67
美福發展有限公司	李家傑	27			3,050*	3,050*	3,050	33.33
寶麟發展有限公司	李家傑	28			5	5	10	100.00
Pettystar Investment Limited	李兆基	29			3,240		3,240	80.00
	李家傑	29				3,240	3,240	80.00
	李家誠	29				3,240	3,240	80.00
	李 寧	29		3,240			3,240	80.00

* 敘述同一股份

普通股(除文義另有所指外)(續)

好倉

公司名稱	董事姓名	附註	個人權益	家族權益	公司權益	其他權益	總數	百份比權益
寶翠置業有限公司	梁希文	30			40		40	2.00
Quickcentre Properties Limited	李家傑	31			1	1	2	100.00
兆誠國際有限公司	李家傑	32			25	75	100	100.00
先着置業有限公司	馮李煥琼		1				1	5.00
	梁 昇		2				2	10.00

購買股份或債券之安排

認購附屬公司股份之股份期權

(i) 恒基數碼科技有限公司

下列本公司董事於二零零零年六月二十八日獲授本公司之附屬公司恒基數碼科技有限公司(「恒基數碼」)之股份期權，可按恒基數碼之首次公開招股前認購股份期權計劃(「恒基數碼首次認購股份期權計劃」)之規定及條款，認購恒基數碼股份。於二零零三年十二月三十一日，該等董事分別擁有恒基數碼股份期權之權益如下：

董事姓名	於二零零三年七月一日可認購股份數目	於期內獲授予之可認購股份數目	於期內獲行使之可認購股份數目	於期內已告作廢之可認購股份數目	於二零零三年十二月三十一日尚未行使之可認購股份數目
李兆基	2,400,000	—	—	—	2,400,000
林高演	1,200,000	—	—	—	1,200,000
李家傑	1,200,000	—	—	—	1,200,000
李家誠	1,200,000	—	—	—	1,200,000
葉盈枝	1,200,000	—	—	—	1,200,000
郭炳濠	600,000	—	—	—	600,000
李 寧	400,000 (註33)	—	—	—	400,000
何永勳	400,000	—	—	—	400,000
孫國林	400,000	—	—	—	400,000

恒基數碼僱員尚未按恒基數碼首次認購股份期權計劃行使之股份期權詳情如下：

授予日期	於二零零三年七月一日可認購股份總數	於期內獲授予之可認購股份數目	於期內獲行使之可認購股份數目	於期內已告作廢之可認購股份數目	於二零零三年十二月三十一日尚未行使之可認購股份總數
28/06/2000	1,850,000	—	—	—	1,850,000

其他參與人尚未按恒基數碼首次認購股份期權計劃行使之股份期權詳情如下：

授予日期	於二零零三年七月一日可認購股份總數	於期內獲授予之可認購股份數目	於期內獲行使之可認購股份數目	於期內已告作廢之可認購股份數目	於二零零三年十二月三十一日尚未行使之可認購股份總數
28/06/2000	16,800,000	—	—	150,000	16,650,000

上述董事、僱員及其他參與人按恒基數碼首次認購股份期權計劃之規定及條款，將可以每股港幣1.25元認購價(i)在二零零零年七月十四日起計十二個月結束後任何時間行使獲授予的股份期權的30%；(ii)在二零零零年七月十四日起計二十四個月結束後任何時間行使獲授予的股份期權的另外30%；及(iii)在二零零零年七月十四日起計三十六個月結束後任何時間行使餘下的股份期權，及於各情況下，不遲於由二零零零年七月十四日起計四年。

購買股份或債券之安排（續）

恒基數碼僱員尚未按恒基數碼之認購股份期權計劃（「恒基數碼認購股份期權計劃」）行使之股份期權詳情如下：

授予日期	於二零零三年七月一日可認購股份總數	於期內獲授予之可認購股份數目	於期內獲行使之可認購股份數目	於期內已告作廢之可認購股份數目	於二零零三年十二月三十一日尚未行使之可認購股份總數
04/10/2000	100,000	—	—	—	100,000

恒基數碼之僱員按恒基數碼認購股份期權計劃之規定及條款，將可以每股港幣0.89元之認購價，(i)在二零零零年十月十六日（接納股份期權之日）起計十二個月結束後任何時間行使獲授予的股份期權的30%；(ii)在二零零零年十月十六日起計二十四個月結束後任何時間行使獲授予的股份期權的另外30%；及(iii)在二零零零年十月十六日起計三十六個月結束後任何時間行使餘下的股份期權，及於各情況下，不遲於由二零零零年十月十六日起計四年。

於二零零三年十二月三十一日，恒基數碼根據恒基數碼首次認購股份期權計劃授予認購合共27,500,000股及根據恒基數碼認購股份期權計劃授予認購合共100,000股恒基數碼股份之股份期權尚未獲行使，總計約佔恒基數碼現時已發行股本0.6%。該等股份期權乃授予以下類別之承授人：

承授人類別	承授人數目	可認購股份數目
恒基數碼首次認購股份期權計劃		
董事	9	9,000,000
僱員	4	1,850,000
其他參與人	39	16,650,000
	52	27,500,000
恒基數碼認購股份期權計劃		
僱員	1	100,000

除上述披露外，恒基數碼於二零零三年十二月三十一日止六個月內概無按恒基數碼首次認購股份期權計劃及恒基數碼認購股份期權計劃授予任何股份期權，亦無任何股份期權獲行使、註銷或告作廢。

購買股份或債券之安排（續）

(ii) 恒基中國集團有限公司

下列本公司董事獲授本公司之附屬公司恒基中國集團有限公司（「恒基中國」）之股份期權，可按恒基中國之認購股份期權計劃（「恒基中國認購股份期權計劃」）之規定及條款，認購恒基中國股份。於二零零三年十二月三十一日，該等董事分別擁有恒基中國股份期權之權益如下：

董事姓名	授予日期	於二零零三年七月一日可認購股份數目	認購期	於期內獲授予之可認購股份數目	於期內獲行使之可認購股份數目	於期內已告作廢之可認購股份數目	於二零零三年十二月三十一日尚未行使之可認購股份數目
林高演	21/02/2001	1,500,000	21/08/2001-20/08/2004	—	—	—	1,500,000
李家傑	02/05/2001	1,500,000	02/11/2001-01/11/2004	—	—	—	1,500,000

恒基中國僱員尚未按恒基中國認購股份期權計劃行使之股份期權詳情如下：

授予日期	於二零零三年七月一日可認購股份總數	認購期	於期內獲授予之可認購股份數目	於期內獲行使之可認購股份數目	於期內已告作廢之可認購股份數目	於二零零三年十二月三十一日尚未行使之可認購股份總數目
12/12/2000	1,000,000	28/06/2001-27/06/2004	—	—	—	1,000,000

上述董事及恒基中國之僱員按恒基中國認購股份期權計劃之規定及條款，將可以每股港幣4.00元認購價於各自之認購期內任何時間行使全部或部份股份期權。

於二零零三年十二月三十一日，恒基中國根據恒基中國認購股份期權計劃授予認購合共4,000,000股之恒基中國股份之股份期權尚未獲行使，總計約佔恒基中國現時已發行股本0.8%。該等股份期權乃授予以下類別之承授人：

承授人類別	承授人數目	可認購股份數目
董事	2	3,000,000
僱員	1	1,000,000
	3	4,000,000

恒基中國於二零零三年十二月三十一日止六個月內概無按恒基中國認購股份期權計劃授予任何股份期權，亦無任何股份期權獲行使、註銷或告作廢。

除上述資料所示，本公司或本公司之任何控股公司、附屬公司或同系附屬公司於期內並無參與任何其他安排，使本公司董事可藉收購本公司或任何其他公司組織之股份或債券而得益。

主要股東及其他人士權益

於二零零三年十二月三十一日，根據證券及期貨條例第336條須予設置之名冊所載，除本公司董事外之其他人士於本公司股份及相關股份擁有的權益或淡倉如下：

好倉

	權益總數	百份比權益
主要股東：		
Rimmer (Cayman) Limited (附註1)	1,122,938,300	61.88
Riddick (Cayman) Limited (附註1)	1,122,938,300	61.88
Hopkins (Cayman) Limited (附註1)	1,122,938,300	61.88
恒基兆業有限公司 (附註1)	1,122,745,800	61.87
Glorious Asia S.A. (附註1)	538,437,300	29.67
Believegood Limited (附註1)	222,045,300	12.24
主要股東以外之人士：		
Cameron Enterprise Inc. (附註1)	145,090,000	8.00

附註：

1 此等股份中，(i)570,743,800股由恒基兆業有限公司(「恒兆」)擁有；(ii)恒兆之全資附屬先樂置業有限公司及Mightygarden Limited分別擁有7,092,000股及870,100股；(iii) Glorious Asia S.A.之全資附屬Believegood Limited、Cameron Enterprise Inc.、Prosglass Investment Limited、Fancy Eye Limited及Spreadral Limited分別擁有222,045,300股、145,090,000股、61,302,000股、55,000,000股及55,000,000股，而Glorious Asia S.A.為恒兆全資擁有；(iv) 5,602,600股由香港中華煤氣有限公司(「煤氣」)之全資附屬Superfun Enterprises Limited擁有，恒基兆業發展有限公司(「恒發」)持有煤氣36.72%，恒基兆業地產有限公司(「恒地」)持有恒發73.48%，而恒兆則持有恒地61.87%；及(v) 192,500股由富生有限公司(「富生」)擁有。Hopkins (Cayman) Limited (「Hopkins」)作為一單位信託(「單位信託」)之受託人，擁有恒兆及富生之全部已發行普通股股份。Rimmer (Cayman) Limited (「Rimmer」)及Riddick (Cayman) Limited (「Riddick」)分別作為全權信託之受託人，持有單位信託之單位。李兆基博士擁有Hopkins、Rimmer及Riddick之全部已發行股份，根據證券及期貨條例，被視為擁有此等股份的權益。李家傑先生及李家誠先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有此等股份的權益。李寧先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有此等股份的權益。

2 此股份由簡福飴先生之妻子擁有。

3 此16,500股由李鏡禹先生之妻子擁有及19,800股由李鏡禹先生及其妻子各擁有50%之銀禧建業有限公司擁有。

4 此股份由胡家驃先生之妻子擁有。

5 此等2,075,859,007股股份中，(i)恒地全資擁有之Kingslee S.A.之全資附屬賓勝置業有限公司、敏勝置業有限公司、踞威置業有限公司、Gainwise Investment Limited及登銘置業有限公司分別擁有802,854,200股、602,168,418股、363,328,900股、217,250,000股及84,642,341股；及(ii) 5,615,148股由富生擁有。根據證券及期貨條例，李兆基博士被視為擁有恒地及富生(列載於附註1)及恒發的股份權益。李家傑先生及李家誠先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有此等股份的權益。李寧先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有此等股份的權益。

6 此42,711股由李鏡禹先生之妻子擁有。

7 此等股份中，恒地全資擁有之Brightland Enterprises Limited之全資附屬Primeford Investment Limited、Timsland Limited及Quantum Overseas Limited分別擁有175,000,000股、75,233,977股及74,900,000股。根據證券及期貨條例，李兆基博士被視為擁有恒地（列載於附註1）及恒基中國集團有限公司（「恒中」）的股份權益。李家傑先生及李家誠先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有此等股份的權益。李寧先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有此等股份的權益。

8 此等4,244,996,094股股份中，(i) 902,700,000股由煤氣投資有限公司之全資附屬Technology Capitalization Limited擁有，煤氣投資有限公司為煤氣全資擁有；(ii) 3,333,213,616股由Best Selection Investments Limited之全資附屬Felix Technology Limited擁有，Best Selection Investments Limited為恒發全資擁有；(iii)恒地全資擁有之Kingslee S.A.之全資附屬賓勝置業有限公司、敏勝置業有限公司、踞威置業有限公司、Gainwise Investment Limited及登銘置業有限公司分別擁有4,014,271股、1,816,644股、1,714,027股、1,086,250股及423,211股；及(iv) 28,075股由富生擁有。根據證券及期貨條例，李兆基博士被視為擁有煤氣、恒發、恒地及富生（列載於附註1、5及10）及恒基數碼科技有限公司的股份權益。李家傑先生及李家誠先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有此等股份的權益。李寧先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有此等股份的權益。

9 此588股由李鏡禹先生之妻子擁有。

10 此等2,157,017,776股股份中，(i)恒發全資擁有之Timpani Investments Limited之全資附屬迪斯利置業有限公司、Medley Investment Limited及Macrostar Investment Limited分別擁有1,159,024,597股、484,225,002股及429,321,946股；(ii) 3,966,472股由恒兆之全資附屬Mightygarden Limited擁有；及(iii) 80,479,759股由富生擁有。根據證券及期貨條例，李兆基博士被視為擁有恒發、恒兆及富生（列載於附註1及5）及煤氣的股份權益。李家傑先生及李家誠先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有此等股份的權益。李寧先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有此等股份的權益。

11 此等111,636,090股股份中，(i)恒發全資擁有之Pataca Enterprises Limited之全資附屬Graf Investment Limited、Mount Sherpa Limited及Paillard Investment Limited各擁有23,400,000股；及(ii) 41,436,090股由恒發全資擁有之Max-mercan Investment Limited之全資附屬Wiselin Investment Limited擁有。根據證券及期貨條例，李兆基博士被視為擁有恒發（列載於附註5）及香港小輪（集團）有限公司的股份權益。李家傑先生及李家誠先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有此等股份的權益。李寧先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有此等股份的權益。

12 此等股份中，恒發全資擁有之Aynbury Investments Limited之全資附屬Higgins Holdings Limited、Multiglade Holdings Limited及Threadwell Limited分別擁有100,612,750股、79,121,500股及72,435,000股。根據證券及期貨條例，李兆基博士被視為擁有恒發（列載於附註5）及美麗華酒店企業有限公司的股份權益。李家傑先生及李家誠先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有此等股份的權益。李寧先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有此等股份的權益。

13 此股份由簡福飴先生之妻子擁有。

14 此2,455,000股由胡寶星爵士擁有50%之芳芬有限公司擁有。

15 Hopkins作為單位信託之受託人持有此等股份。

16 Hopkins作為單位信託之受託人持有此等股份。

17 此15,000,000股由富生擁有。

18 此股份由林高演先生擁有99%之宏鉅投資有限公司持有。

19 此等股份中，(i) 10,400股由恒地擁有；(ii) 2,600股由恒兆擁有；及(iii) 13,000股由Manifest Investments Limited擁有之Wealth Sand Limited持有Manifest Investments Limited 50%，而Firban Limited持有Wealth Sand Limited 70%。Jetwin International Limited之全資附屬Perfect Bright Properties Inc.及Furnline Limited各自擁有Firban Limited 50%。Triton (Cayman) Limited作為一單位信託之受託人，擁有Jetwin International Limited之全部已發行股份。Triumph (Cayman) Limited及Victory (Cayman) Limited分別為全權信託之受託人，持有該單位信託之單位。李兆基博士擁有Triton (Cayman) Limited、Triumph (Cayman) Limited及Victory (Cayman) Limited之全部已發行股份，根據證券及期貨條例，被視為擁有該股份。李家傑先生及李家誠先生為於該單位信託持有單位之全權信託的可能受益人，根據證券及期貨條例，被視為擁有該股份的權益。李寧先生為於該單位信託持有單位之全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有該股份的權益。

20 此股份由胡家驃先生擁有60%之Pearl Assets Limited擁有。

21 此股份由梁希文先生全資擁有之Gilbert Investment Inc.擁有。

22 此股份由胡寶星爵士及其妻子各擁有50%之Fong Fun Investment Inc.之全資附屬Coningham Investment Inc.擁有。

23 此股份中，(i) 5,000股由李家傑先生全資擁有之Applecross Limited擁有；及(ii) 5,000股由恒中全資擁有之Andcoe Limited之全資附屬恒基(中國)投資有限公司擁有。

24 此股份中，(i) 4,000股由李家傑先生全資擁有之Applecross Limited擁有；及(ii) 6,000股由恒中全資擁有之Andcoe Limited之全資附屬恒基(中國)投資有限公司擁有。

25 此股份中，(i) 80股由恒地之全資附屬達榮發展有限公司擁有；(ii) 10股由恒兆之全資附屬恒基財務有限公司擁有；及(iii) Jetwin International Limited之全資附屬Perfect Bright Properties Inc.及Furnline Limited各自擁有5股。

26 此股份由羅德丞先生擁有50%之寶城香港物業有限公司擁有。

27 此股份由Quickcentre Properties Limited擁有，而李家傑先生全資擁有之Applecross Limited與恒中全資擁有之Andcoe Limited之全資附屬恒基(中國)投資有限公司各擁有Quickcentre Properties Limited 50%。

28 此股份中，(i) 5股由李家傑先生全資擁有之恒建發展有限公司擁有；及(ii) 5股由恒中全資擁有之Andcoe Limited之全資附屬恒基(中國)投資有限公司擁有。

29 此股份中，(i) 3,038股由恒地擁有；及(ii) 202股由Jetwin International Limited全資擁有之Perfect Bright Properties Inc.及Furnline Limited各持50%之福佳投資有限公司擁有。

30 此股份由梁希文先生全資擁有之Golovanov Investment Limited擁有。

31 此股份中，(i) 1股由李家傑先生全資擁有之Applecross Limited擁有；及(ii) 1股由恒中全資擁有之Andcoe Limited之全資附屬恒基(中國)投資有限公司擁有。

32 此股份中，(i) 25股由李家傑先生全資擁有之崇基國際有限公司擁有；及(ii) 75股由恒中全資擁有之Andcoe Limited之全資附屬恒基(中國)投資有限公司擁有。

33 此可認購股份數目包括授予李寧先生配偶之200,000恒基數碼股份之股份期權。

